       FILED PURSUANT TO RULE 424(B)(5) UNDER THE SECURITIES ACT OF 1933

REGISTRATION NO. 333-29437
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 27, 1997)

                               10,000,000 SHARES

   [LOGO]
                               PRIME RETAIL, INC.
                                                                       [LOGO]
                                  COMMON STOCK
    All of the 10,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Prime Retail, Inc. (the "Company"). The Company is a self-administered and self-managed real estate investment trust ("REIT") that develops, acquires, owns and operates factory outlet centers in the United States. All of the Company's business and operations are conducted through Prime Retail, L.P. (the "Operating Partnership"). As of June 30, 1997, the Company's portfolio included 24 factory outlet centers located in 18 states with 6.1 million square feet of gross leasable area ("GLA") that was 94% leased. The Company has paid and intends to continue to pay regular quarterly distributions to holders of the Common Stock.

    Commencing on August 27, 1997, the Common Stock will be listed on the New York Stock Exchange under the trading symbol "PRT." Prior thereto, the Common Stock was quoted in the Nasdaq National Market under the trading symbol "PRME." On August 26, 1997, the last reported per share sale price of the Common Stock on the Nasdaq National Market was $13.75. See "Price Range of Common Stock and Distribution History."

    SEE "RISK FACTORS" COMMENCING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                    UNDERWRITING          PROCEEDS TO
                                                            PRICE TO PUBLIC         DISCOUNT (1)        THE COMPANY (2)
Per Share of Common Stock...............................         $14.00                $0.63                 $13.37
Total (3)...............................................      $140,000,000           $6,300,000           $133,700,000

(1) The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated offering expenses of $1,300,000 payable by the Company.

(3) The Company has granted to the Underwriters an option, exercisable for 30 days after the date hereof, to purchase up to 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Company will be $161,000,000, $7,245,000 and $153,755,000, respectively. See "Underwriting."

    The Common Stock is offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to the right to withdraw, modify, correct and reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in Arlington, Virginia on or about September 2, 1997.

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

              MORGAN KEEGAN & COMPANY, INC.

                             STIFEL, NICOLAUS & COMPANY
                                                      INCORPORATED

           The date of this Prospectus Supplement is August 27, 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF COMMON STOCK TO STABILIZE ITS MARKET PRICE OR TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS, OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    CERTAIN DISCUSSIONS IN THIS PROSPECTUS SUPPLEMENT CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS WHICH REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE EFFECTS OF FUTURE EVENTS ON THE COMPANY'S FINANCIAL PERFORMANCE; RISKS RELATED TO THE RETAIL INDUSTRY IN WHICH THE COMPANY'S FACTORY OUTLET CENTERS COMPETE, INCLUDING THE POTENTIAL ADVERSE IMPACT OF EXTERNAL FACTORS, SUCH AS INFLATION, CONSUMER CONFIDENCE, UNEMPLOYMENT RATES AND CONSUMER TASTES AND PREFERENCES; RISKS ASSOCIATED WITH THE COMPANY'S PROPERTY DEVELOPMENT ACTIVITIES, SUCH AS THE POTENTIAL FOR COST OVERRUNS, DELAYS AND THE LACK OF PREDICTABILITY WITH RESPECT TO THE FINANCIAL RETURNS ASSOCIATED WITH THESE DEVELOPMENT ACTIVITIES; THE RISK OF A POTENTIAL INCREASE IN MARKET INTEREST RATES FROM CURRENT LEVELS; RISKS ASSOCIATED WITH THE COMPANY'S PROPERTY ACQUISITION ACTIVITIES, SUCH AS THE UNCERTAINTY TO WHETHER THESE TRANSACTIONS MAY BE COMPLETED AND THE LACK OF PREDICTABILITY WITH RESPECT TO FINANCIAL RETURNS; RISKS ASSOCIATED WITH REAL ESTATE OWNERSHIP, SUCH AS THE POTENTIAL ADVERSE IMPACT OF CHANGES IN LOCAL ECONOMIC CLIMATE ON THE REVENUES AND THE VALUE OF THE COMPANY'S PROPERTIES; AND OTHER RISKS DESCRIBED IN THE ACCOMPANYING PROSPECTUS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR FURTHER DISCUSSION OF THESE RISKS.

                                  THE COMPANY

    The Company is a self-administered and self-managed REIT that develops, acquires, owns and operates factory outlet centers in the United States. Based upon industry publications, the Company believes it is one of the largest owners and operators of factory outlet centers in the United States. As of June 30, 1997, the Company's portfolio included 24 factory outlet centers located in 18 states with 6.1 million square feet of GLA that was 94% leased. As a fully-integrated real estate firm, the Company provides development, construction, finance, leasing, marketing and management services for all of its properties (the "Properties"). The Properties are held and all of the Company's business and operations are conducted through Prime Retail, L.P. (the "Operating Partnership"). The Company controls the Operating Partnership as its sole general partner and is dependent upon the distributions or other payments from the Operating Partnership in order to meet its financial obligations.

    The Company strives to differentiate itself from competitors in the outlet center industry by owning and operating larger outlet centers with highly accessible locations, a larger and more diverse merchandising mix, extensive food and recreational amenities and quality architecture and landscaping, all designed to create an upscale environment in which to showcase merchandise and encourage shopping. The average outlet center in the Company's portfolio contained 255,750 square feet of GLA at June 30, 1997, compared to an industry average of 156,932 square feet.(1) Management believes that the considerable size of its outlet centers, coupled with the Company's established merchant base of national and international manufacturers of designer and brand-name merchandise, significantly enhances the competitive position of the Company's outlet centers.

    The Company is a Maryland corporation that was incorporated in July 1993. The Company's executive offices are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202 and its telephone number is (410) 234-0782.

                              RECENT DEVELOPMENTS

$60.0 MILLION PRIVATE CONVERTIBLE PREFERRED EQUITY INVESTMENT

    On August 8, 1997, the Company entered into a purchase agreement with an institutional investor pursuant to which a new series of cumulative convertible non-voting preferred securities (the "Preferred Securities") will be issued in exchange for an aggregate $60.0 million. Proceeds from the issuance will be used to fund the Company's continued acquisition and development programs.

------------------------
(1) As reported in January 1997 by VALUE RETAIL NEWS, an industry trade magazine whose executive committee includes William H. Carpenter, Jr., President and Chief Operating Officer of the Company.

    The Preferred Securities will be issued at $13.75 per unit, subject to adjustment in certain circumstances to an amount not less than $13.25. An initial $10.0 million of proceeds will be drawn on or before September 8, 1997. The balance of the proceeds may be drawn through December 6, 1997, with the timing and amount of draws determined, subject to certain limitations, at the discretion of the Company. The Preferred Securities will pay dividends equivalent to the amount being paid on the Common Stock, with a minimum equal to the current annual amount of $1.18 per share. The Preferred Securities may be converted into shares of Common Stock on a one-to-one basis commencing August 8, 1998 (or earlier under certain conditions). In addition, the Company has waived the ownership limitations set forth in the Company's charter with respect to the Common Stock to permit the investor to own, at any one time, the shares of Common Stock issuable upon conversion of the Preferred Securities. The Company has the right to call the Preferred Securities after ten years. Subject to certain conditions, the Preferred Securities may take the form of shares of preferred stock in the Company or preferred units of partnership interest in the Operating Partnership that will be exchangeable for shares of preferred stock or Common Stock (subject to the same limitation on conversion noted above) on a one-to-one basis.

    Pursuant to the purchase agreement, as long as the investor owns more than 9.9% of the outstanding shares of Common Stock, the investor will be subject to certain standstill restrictions, including restrictions relating to the acquisition of additional shares and various other matters. Pursuant to a registration rights agreement, the Company has granted the investor certain registration rights to facilitate resale of its shares under certain conditions.

SECOND QUARTER 1997 OPERATING RESULTS

    On July 28, 1997, the Company announced its operating results for the three and six months ended June 30, 1997.

    The Company's funds from operations ("FFO"), before allocations to preferred shareholders and minority interests, increased 49.5% to $10.6 million for the three months ended June 30, 1997 compared to $7.1 million for the three months ended June 30, 1996, after excluding the effects of a nonrecurring charge of $6.1 million related to a debt refinancing entered into in June, 1996 (the "Nonrecurring Charge"). The Nonrecurring Charge related primarily to the write-down of nonrefundable deferred financing costs and the unamortized cost of certain interest rate protection contracts and had no effect on distributable net cash flow of the Company. The Company's FFO before allocations to preferred shareholders and minority interests increased 41.5% to $20.8 million for the six months ended June 30, 1997 compared to $14.7 million for the six months ended June 30, 1996, after excluding the effects of the Nonrecurring Charge.(2)

    Income (loss) before allocations to preferred shareholders, minority interests and extraordinary loss (determined in accordance with generally accepted accounting principles ("GAAP")) was $7.1 million and $(0.9) million for the six months ended June 30, 1997 and 1996, respectively, and $3.6 million and $(3.9) million for the three months ended June 30, 1997 and 1996, respectively. The Company reported a net loss per common share of $(0.29) and $(1.22) for the six months ended June 30, 1997 and 1996, respectively.

------------------------
(2)The Company generally considers FFO an appropriate measure of performance of an equity REIT because industry analysts have accepted it as a performance measure of equity REITs. FFO, as defined by the new definition established by the National Association of Real Estate Investment Trusts ("NAREIT") in 1995, means net income (computed in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company believes that in order to facilitate a clear understanding of the operating results of the Company, FFO should be examined in conjunction with net income determined in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income as an indication of the Company's performance or to cash flows as a measure of liquidity or ability to make distributions.

    For the six months ended June 30, 1997, same-space sales in centers owned by the Company increased 2.2% compared to the same period in 1996. Excluding 1996 sales reported by a tenant that departed Triangle Factory Shops in July 1996, same-space sales increased 6.3% for the six months ended June 30, 1997 compared to the same period in 1996. "Same-space sales" is defined as the weighted average sales per square foot reported by merchants for space open since January 1, 1996. The Company's same-space sales for the year ended December 31, 1996 were $232.45 per square foot. For the six months ended June 30, 1997, same-store sales increased by 4.4% compared to the same period in 1996. "Same-store sales" is defined as the weighted average sales per square foot reported by merchants for stores open since January 1, 1996. As of June 30, 1997, the Company's factory outlet center portfolio was approximately 94% leased compared to approximately 91% leased at December 31, 1996.

RECENT ACQUISITIONS

    Since November 1996 the Company has acquired five factory outlet centers and the remaining 50% interest in an existing center for an aggregate purchase price of $166.1 million. These acquisitions are summarized below.

    ACQUISITIONS OF ROCKY MOUNTAIN FACTORY STORES AND KANSAS CITY FACTORY OUTLETS. On November 1, 1996, the Company acquired the Rocky Mountain Factory Stores (located in Loveland, Colorado) and the Kansas City Factory Outlets (located in Odessa, Missouri) (the "1996 Acquired Properties") for an aggregate purchase price of approximately $71.7 million from an unrelated third party. The Company financed the purchase with a portion of the proceeds from a secured loan transaction and the issuance to the seller of $12.0 million of unsecured term loans to the seller. The 1996 Acquired Properties contain approximately 624,000 square feet of GLA that was 90.4% and 92.1% leased at November 1, 1996 and June 30, 1997, respectively.

    ACQUISITION OF REMAINING 50% INTEREST IN GROVE CITY FACTORY SHOPS. On November 1, 1996, the Company purchased its joint venture partner's first mortgage and 50.0% ownership interest in Grove City Factory Shops ("Grove City") for $57.1 million. The Company financed the purchase with a portion of the proceeds from a secured loan transaction. Effective November 1, 1996, the Company owns 100% of Grove City which contains approximately 533,000 square feet of GLA that was 99.3% leased at June 30, 1997.

    ACQUISITIONS OF OAK CREEK FACTORY OUTLETS, BEND FACTORY OUTLETS AND THE FACTORY OUTLETS AT POST FALLS. On February 13, 1997, the Company acquired Oak Creek Factory Outlets (located in Sedona, Arizona), Bend Factory Outlets (located in Bend, Oregon) and The Factory Outlets at Post Falls (located in Post Falls, Idaho) (the "1997 Acquired Properties") for an aggregate purchase price of $37.3 million from an unrelated third party. The Company financed the purchase with loan proceeds from a financial institution and a $4.0 million unsecured promissory note issued to the seller. The 1997 Acquired Properties contain approximately 358,000 square feet of GLA that was 93.8% leased at June 30, 1997.

OTHER RECENT DEVELOPMENTS

    PLANNED DEVELOPMENT. Management believes that there is sufficient demand for continued development of new factory outlet centers and the expansion of certain existing factory outlet centers. The Company expects to open approximately 250,000 square feet of GLA during the remainder of 1997 in connection with planned expansions of existing factory outlet centers. At June 30, 1997, the remaining budgeted capital expenditures for these expansions aggregated approximately $19.6 million. In March 1997, the Company commenced construction on Lebanon Factory Shops located east of Nashville, Tennessee. Lebanon Factory Shops, which will contain approximately 215,000 square feet of GLA, has a total expected development cost of approximately $27.5 million and is expected to open in the second quarter of 1998.

    1997 STOCK OFFERING. During the first quarter of 1997, the Company completed a public offering of 2,390,000 shares of its Common Stock at $12.50 per share and 175,800 shares of its Series B Cumulative Participating Convertible Preferred Stock (the "Convertible Preferred Stock") at $22.75 per share. As a result of this offering, the Company received net proceeds of $31.9 million that were used (i) to repay certain outstanding indebtedness aggregating $26.5 million, (ii) to fund development and construction activities and (iii) for general corporate purposes.

    REVOLVING LOAN AMENDMENT. Effective December 31, 1996, the Company amended the terms of its $40.0 million revolving loan facility (the "Revolving Loan") to reduce the interest rate applicable to such facility from LIBOR plus 2.25% to LIBOR plus 1.75% and extend the maturity date to December 31, 1997. No borrowings were outstanding under the Revolving Loan as of June 30, 1997.

                            BUSINESS AND PROPERTIES

GENERAL

    Factory outlet centers are part of a retail sector known as value retailing. The factory outlet stores that lease space in the Company's outlet centers are principally operated by manufacturers and generally carry the same name as the designer or manufacturer of the products sold. Outlet stores sell directly to the consumer and generally feature a full selection of designer and brand name goods at discounts ranging from 25% to 50% below regular department store and specialty store prices. Outlet stores are differentiated from other value retailers in that they offer higher price points, have a wider selection of current merchandise and target middle- and upper-income clientele. The benefits manufacturers receive by selling directly to the consumer include (i) maintaining brand name image, (ii) gaining more control over the distribution of overstocked, discounted or out-of-season merchandise or manufacturing overages, while reducing conflicts with full priced goods in department stores, (iii) marketing and assessing demand for new merchandise, and (iv) providing a showcase setting for their full product line.

PORTFOLIO OF PROPERTIES AS OF JUNE 30, 1997

                                                                                  GRAND           GLA       PERCENTAGE
FACTORY OUTLET CENTER                                              PHASE       OPENING DATE    (SQ. FT.)    LEASED(12)
--------------------------------------------------------------  -----------  ----------------  ----------  -------------

Warehouse Row Factory Shops(1)(2)--Chattanooga,
  Tennessee...................................................           I      November 1989      95,000           92%
                                                                        II        August 1993      26,000           94
                                                                                               ----------          ---
                                                                                                  121,000           92

Oak Creek Factory Outlets(3)--Sedona, Arizona.................           I        August 1990      82,000           99

San Marcos Factory Shops--San Marcos, Texas...................           I        August 1990     177,000          100
                                                                        II        August 1991      67,000          100
                                                                       III        August 1993     117,000          100
                                                                      IIIB      November 1994      20,000           91
                                                                      IIIC      November 1995      35,000          100
                                                                                               ----------          ---
                                                                                                  416,000          100

The Factory Outlets at Post Falls(3)--Post Falls, Idaho.......           I          July 1991     111,000           88
                                                                        II          July 1992      68,000           89
                                                                                               ----------          ---
                                                                                                  179,000           88

Gulf Coast Factory Shops--Ellenton, Florida...................           I       October 1991     187,000           99
                                                                        II        August 1993     123,000           99
                                                                       III       October 1996      30,000          100
                                                                                               ----------          ---
                                                                                                  340,000           99

Triangle Factory Shops--Raleigh-Durham, North Carolina........           I       October 1991     181,000           99
                                                                        II          July 1996       6,000          100
                                                                                               ----------          ---
                                                                                                  187,000           99

Coral Isle Factory Shops--Naples/Marco Island, Florida........           I      December 1991      94,000           98
                                                                        II      December 1992      32,000          100
                                                                                               ----------          ---
                                                                                                  126,000           99

Castle Rock Factory Shops--Castle Rock, Colorado..............           I      November 1992     181,000          100
                                                                        II        August 1993      94,000           99
                                                                       III      November 1993      95,000          100
                                                                                               ----------          ---
                                                                                                  370,000          100

Bend Factory Outlets(3)--Bend Oregon..........................           I      December 1992      97,000          100

                                                                                  GRAND           GLA       PERCENTAGE
FACTORY OUTLET CENTER                                              PHASE       OPENING DATE    (SQ. FT.)    LEASED(12)
--------------------------------------------------------------  -----------  ----------------  ----------  -------------

Ohio Factory Shops--Jeffersonville, Ohio......................           I          July 1993     186,000           99%
                                                                        II      November 1993     100,000          100
                                                                       IIB      November 1994      13,000          100
                                                                      IIIA        August 1996      35,000          100
                                                                                               ----------          ---
                                                                                                  334,000           99

Gainesville Factory Shops--Gainesville, Texas.................           I        August 1993     210,000           92
                                                                        II      November 1994     106,000           89
                                                                                               ----------          ---
                                                                                                  316,000           91

Nebraska Crossing Factory Shops--Gretna, Nebraska.............           I       October 1993     192,000           92

Rocky Mountain Factory Stores(4)--Loveland, Colorado..........           I           May 1994     139,000          100
                                                                        II      November 1994      50,000          100
                                                                       III           May 1995     114,000          100
                                                                        IV           May 1996      25,000          100
                                                                                               ----------          ---
                                                                                                  328,000          100

Oxnard Factory Outlet(5)--Oxnard, California..................           I          June 1994     148,000           90

Grove City Factory Shops(6)--Grove City, Pennsylvania.........           I        August 1994     235,000          100
                                                                        II      November 1994      95,000          100
                                                                       III      November 1995      85,000           99
                                                                        IV      November 1996     118,000           97
                                                                                               ----------          ---
                                                                                                  533,000           99

Huntley Factory Shops--Huntley, Illinois......................           I        August 1994     192,000           90
                                                                        II      November 1995      90,000           71
                                                                                               ----------          ---
                                                                                                  282,000           84

Florida Keys Factory Shops--Florida City, Florida.............           I     September 1994     208,000           98

Indiana Factory Shops--Daleville, Indiana.....................           I      November 1994     208,000           97
                                                                       IIA      November 1996      26,000           35
                                                                                               ----------          ---
                                                                                                  234,000           90

Kansas City Factory Outlets(4)--Odessa, Missouri..............           I          July 1995     191,000           98
                                                                        II      November 1996     105,000           67
                                                                                               ----------          ---
                                                                                                  296,000           87

Magnolia Bluff Factory Shops(7)--Darien, Georgia..............           I          July 1995     238,000           86
                                                                       IIA      November 1995      56,000           69
                                                                       IIB          July 1996      21,000           66
                                                                                               ----------          ---
                                                                                                  315,000           82

Arizona Factory Shops(8)--Phoenix, Arizona....................           I     September 1995     217,000           96
                                                                        II     September 1996     109,000           82
                                                                                               ----------          ---
                                                                                                  326,000           91

Gulfport Factory Shops(9)--Gulfport, Mississippi..............           I      November 1995     228,000           99
                                                                       IIA      November 1996      40,000           85
                                                                                               ----------          ---
                                                                                                  268,000           97

Buckeye Factory Shops(10)--Burbank, Ohio......................           I      November 1996     205,000           94

Carolina Factory Shops--Gaffney, South Carolina...............           I      November 1996     235,000           91
                                                                                               ----------          ---

TOTAL FACTORY OUTLET CENTERS(11)..............................                                  6,138,000           94%
                                                                                               ----------          ---
                                                                                               ----------          ---

------------------------

NOTES ON FOLLOWING PAGE.

------------------------

NOTES:

(1) The Company owns a 2% partnership interest as the sole general partner in Phase I of this property but is entitled to 99% of the property's operating cash flow and net proceeds from a sale or refinancing. An unrelated third party holds a 35% limited partnership interest and the Company holds a 65% general partnership interest in the partnership that owns Phase II of this property.

(2) Phase I of this mixed-use development includes 154,000 square feet of office space and Phase II includes 5,000 square feet of office space. The total office space of 159,000 square feet of GLA is not included in this table and such space was 100% leased as of June 30, 1997.

(3) The Company acquired this factory outlet center on February 13, 1997 from an unrelated third party.

(4) The Company acquired this factory outlet center on November 1, 1996 from an unrelated third party.

(5) On February 7, 1997, the Company purchased an additional 20% partnership interest from a joint venture partner which increased the Company's ownership interest to 50%.

(6) On November 1, 1996, the Company purchased its joint venture partner's 50% partnership interest in Grove City Factory Shops Partnership and now owns 100% of this factory outlet center.

(7) The Company operates this property pursuant to a long-term lease under which it receives the economic benefit of a 100% ownership interest.

(8) The Company owns 50% of this factory outlet center in a joint venture partnership with an unrelated third party.

(9) The real property on which this outlet center is located is subject to a long-term ground lease. The Company receives the economic benefit of a 100% ownership interest.

(10) The Company owns 75% of this factory outlet center in a joint venture partnership with an unrelated third party. The Company will use a portion of the proceeds from the Offering to acquire the remaining 25% interest in this property. See "Use of Proceeds."

(11) The Company also owns three community centers containing 424,000 square feet of GLA in the aggregate that were 96% leased as of June 30, 1997.

(12) Fully executed leases as of June 30, 1997 as a percent of square feet of GLA.

TENANTS

    In management's view, the tenant mix is one of the most important factors in promoting an outlet center's success. Virtually all aspects of the Company's outlet centers, ranging from site selection to architectural design, are planned to attract and retain a diverse mix of nationally and internationally recognized manufacturers and retailers of upscale designer and brand-name products. Crucial to the development of a new outlet center is having lead tenants committed to the outlet center early in the process. In management's view, lead tenants are manufacturers and retailers that, during the development of an outlet center, attract other high-quality tenants to the outlet center and provide for a well-balanced and diversified mix of merchandise that will attract consumers to the outlet center. During the six months ended June 30, 1997, no group of tenants under common control accounted for more than 6.9% of the gross revenues of the Company or occupied more than 6.1% of the total GLA of the Company.

    The following list includes some of the lead tenants in the Company's outlet centers based on leases executed as of June 30, 1997:

                                                                     NUMBER OF        % OF LEASED
TENANT                                                                STORES              GLA
---------------------------------------------------------------  -----------------  ---------------
PHILLIPS-VAN HEUSEN:
  BASS.........................................................             18              2.02%
  VAN HEUSEN...................................................             22              1.62
  GEOFFREY BEENE...............................................             21              1.57
  IZOD.........................................................             15              0.57
  GANT.........................................................              6              0.29
                                                                           ---             -----
        SUBTOTAL PHILLIPS-VAN HEUSEN...........................             82              6.07
DRESS BARN, INC.:
  WESTPORT, LTD./WESTPORT WOMAN/DRESS BARN.....................             27              3.05
  SBX..........................................................              3              0.23
                                                                           ---             -----
        SUBTOTAL DRESS BARN, INC...............................             30              3.28
CASUAL CORNER GROUP, INC.:
  CASUAL CORNER OUTLET.........................................             16              1.29
  PETITE SOPHISTICATE..........................................             16              0.70
  CASUAL CORNER WOMAN..........................................              9              0.41
                                                                           ---             -----
        SUBTOTAL CASUAL CORNER GROUP, INC......................             41              2.40
DESIGN'S INC./BOSTON TRADER....................................             17              2.37
SARA LEE:
  L'EGGS/HANES/BALI/PLAYTEX....................................             20              1.56
  CHAMPION.....................................................              6              0.35
  COACH LEATHER................................................              7              0.34
  SOCKS GALORE.................................................              3              0.07
                                                                           ---             -----
        SUBTOTAL SARA LEE......................................             36              2.32
BUGLE BOY......................................................             18              2.08
SAKS OFF 5TH AVENUE............................................              6              2.06
MIKASA.........................................................             15              2.05
SPRINGMAID-WAMSUTTA............................................             13              1.64
OSHKOSH B'GOSH/GENUINE KIDS....................................             23              1.63
REEBOK.........................................................             10              1.55
CARTERS........................................................             18              1.53
CORNING-REVERE.................................................             18              1.51
ANN TAYLOR.....................................................              8              1.49
JONES NEW YORK.................................................             16              1.41
VANITY FAIR/LEE/WRANGLER/BARBIZON..............................              3              1.28
READING CHINA & GLASS..........................................              3              1.25
NIKE...........................................................              6              1.04
POLO/RALPH LAUREN..............................................              7              1.02
COUNTY SEAT....................................................              6              1.01
JOCKEY.........................................................             15              0.91
AMERICAN EAGLE OUTFITTERS......................................             11              0.77
ESPRIT.........................................................              5              0.72
DANSKIN........................................................              8              0.67
EDDIE BAUER....................................................              5              0.66

                                                                     NUMBER OF        % OF LEASED
TENANT                                                                STORES              GLA
---------------------------------------------------------------  -----------------  ---------------
GUESS?.........................................................              6              0.61%
BROOKS BROTHERS................................................              6              0.53
LEVI'S OUTLET..................................................              6              0.49
J. CREW........................................................              4              0.46
BOSE...........................................................              7              0.46
DONNA KARAN....................................................              6              0.44
SONY...........................................................              4              0.38
TOMMY HILFIGER.................................................              5              0.32
HE-RO GROUP....................................................              4              0.28
NORDIC TRACK...................................................              6              0.28
NAUTICA........................................................              5              0.28
ANNE KLEIN.....................................................              3              0.16
LAURA ASHLEY...................................................              2              0.15
ELLEN TRACY....................................................              2              0.12
FIRST CHOICE/ESCADA............................................              3              0.11
                                                                           ---             -----
        TOTAL..................................................            489             47.79%
                                                                           ---             -----
                                                                           ---             -----

LEASE EXPIRATIONS

    The following table sets forth, as of June 30, 1997, tenant lease expirations for the next ten years at the Company's factory outlet centers (assuming that none of the tenants exercise any renewal option and including leases at factory outlet centers owned through joint venture partnerships):

                                LEASE EXPIRATIONS--OUTLET CENTERS
                                                                                    % OF TOTAL
                                                                                    ANNUALIZED
                                    NUMBER OF                     ANNUALIZED       MINIMUM RENT
                                     LEASES      APPROXIMATE   MINIMUM RENT OF    REPRESENTED BY
YEAR                                EXPIRING         GLA       EXPIRING LEASES    EXPIRING LEASES
--------------------------------  -------------  ------------  ----------------  -----------------
1997............................          134        393,813    $    5,030,703            5.94%
1998............................          167        538,468         7,415,045            8.75
1999............................          260        860,339        12,265,532           14.47
2000............................          331      1,064,815        16,687,975           19.69
2001............................          358      1,179,216        18,937,029           22.34
2002............................          172        614,697         9,547,721           11.27
2003............................           47        223,622         3,469,225            4.09
2004............................           46        331,949         4,562,498            5.38
2005............................           39        209,443         3,242,303            3.83
2006............................           24        159,276         2,224,858            2.63
Thereafter......................           11        137,657         1,365,974            1.61

                        GROWTH AND FINANCING STRATEGIES

GROWTH STRATEGIES

    The Company intends, on a long-term basis, to increase its FFO per share and the value of its portfolio of factory outlet centers through the active management and expansion of existing factory outlet centers, and the selective development and acquisition of new factory outlet centers. In order to achieve the foregoing objective, the Company employs the following strategies:

    - ACQUISITION OF EXISTING OUTLET CENTERS. The Company explores opportunities to acquire factory outlet centers or interests therein that are compatible with the Company's existing portfolio and offer attractive yields, potential cash flow growth and capital appreciation. The Company draws upon its development, leasing, operating and marketing expertise to improve such centers through expansion and/or remerchandising or reletting. Properties may be acquired separately or as part of a portfolio, and may be acquired for cash and/or in exchange for equity securities of the Company. In accordance with the terms of its joint venture partnership agreement, the Company intends to acquire the 25% ownership interest of its joint venture partner in Buckeye Factory Shops Limited Partnership for $23.1 million (including the repayment of $22.6 million of mortgage indebtedness relating to such property) concurrently with the completion of the Offering. The Company has entered into binding agreements to acquire, subject to the satisfactory completion of its due diligence and other customary closing conditions, four factory outlet centers containing a total of approximately 850,000 square feet of GLA for an aggregate purchase price of approximately $131.5 million. These properties contain a diverse mix of nationally and internationally recognized manufacturers and retailers of upscale designer and brand-name products consistent with the Company's existing factory outlet portfolio. The Company believes that the underlying demographics and location of these centers coupled with management's expertise in improving tenant mix, operating procedures and enhancing cash flows provide an attractive long-term investment opportunity. In addition, the Company is engaged in negotiations with several other unrelated third parties to acquire other factory outlet centers that contain manufacturers and retailers of upscale designer and brandname products. There can be no assurance that the Company will be successful in completing any acquisitions during the foreseeable future, or that the final terms of any such acquisitions will be as favorable as the Company has experienced in prior transactions.

    - DEVELOPMENT OF NEW OUTLET CENTERS. The Company develops new outlet centers on sites with favorable demographics, access to interstate highways, good visibility and favorable market conditions that generally can accommodate a minimum of 300,000 square feet of GLA over multiple phases. In March 1997, the Company commenced construction on Lebanon Factory Shops located east of Nashville, Tennessee. Lebanon Factory Shops, which will contain approximately 208,000 square feet of GLA, has a total expected development cost of approximately $27.5 million and is expected to open in the second quarter of 1998.

    - STRATEGIC EXPANSIONS OF EXISTING CENTERS. The Company selectively expands its existing factory outlet centers in phased developments that respond to merchant and consumer demand, thereby maximizing returns from these outlet centers through higher effective rents from new merchants based on the proven success and customer drawing power of existing phases. The Company expects to open approximately 225,000 square feet of GLA during the remainder of 1997 in connection with planned expansions of existing centers. As of June 30, 1997, the Company owned, or held under long-term lease, land contiguous to its outlet centers sufficient to construct additional phases totaling approximately 1,593,000 square feet of GLA. The Company also holds options to purchase property adjoining certain of its existing factory outlet centers upon which additional expansions could be constructed.

FINANCING STRATEGIES

    The Offering represents one of a series of steps the Company has taken since June, 1996 to strengthen its financial condition and better position the Company for future growth. These steps have included (i) the arranged private placement of the Preferred Securities for aggregate proceeds of $60.0 million (the "Private Placement"), (ii) the consummation of an exchange offer in which the Company issued approximately 6.7 million shares of Common Stock in exchange for approximately 4.2 million shares of the Convertible Preferred Stock, (iii) the closing of two equity offerings generating aggregate net proceeds of approximately $77.0 million and (iv) the closing of various loan facilities with a financial institution providing for aggregate borrowings of $428.3 million. Through these transactions the Company has substantially increased its level of common equity, reduced its exposure to refinancing risk and provided financial resources to further its property acquisition and development activities.

    As a result of the Offering, the Company will further reduce its leverage ratios and enhance its financial flexibility. At June 30, 1997, the Company had a ratio of debt-to-total market capitalization of approximately 54.0%. The debt-to-total market capitalization ratio, which is based upon market values of equity and fluctuates with changes in the price of the Company's equity securities, differs from debt-to-book capitalization ratios which are based upon book values. As adjusted for the Offering and the Private Placement (assuming a purchase price per Preferred Security of $13.75) (the "Transactions"), the pro forma debt-to-total market capitalization ratio at June 30, 1997 was 42.3%. Immediately following the Offering, $51.2 million, or 10.4%, of the Company's total indebtedness will bear interest at fixed interest rates and $439.9 million, or 89.6%, of such indebtedness will bear interest at variable interest rates. Of such variable rate indebtedness, $357.4 million is scheduled to convert to a fixed rate of 7.782% per annum in November 1998. Additionally, $383.7 million, or 87.2% of the Company's aggregate variable rate indebtedness, will be subject to various interest rate protection contracts that reduce the Company's exposure to significant increases in interest rates. At June 30, 1997, the Company's outstanding indebtedness had a weighted average maturity of 6.3 years and bore interest at a weighted average rate of 7.3% per annum. As adjusted for the Offering, the Company's pro forma indebtedness at June 30, 1997 had a weighted average maturity of 6.8 years and bore interest at a weighted average rate of 7.2%.

    The repayment of certain indebtedness with a portion of the net proceeds from the Offering (and related release of certain mortgages) will enable the Company to pledge two of its existing factory outlet centers as collateral under the Revolving Loan. The amount available to be drawn under the Revolving Loan is based upon the net cash flow of the properties pledged as collateral thereunder. Management intends to use any borrowings under the Revolving Loan to fund its property acquisition and development activities.

                                  THE OFFERING

Common Stock Offered.....................  10,000,000 shares (assuming the Underwriters'
                                           over- allotment option to purchase up to
                                           1,500,000 shares of Common Stock is not
                                           exercised). See "Underwriting."
Common Stock to be Outstanding after the
  Offering...............................  25,794,951 shares (1).
New York Stock Exchange Symbol...........  PRT.
Use of Proceeds..........................  The net proceeds from the Offering will be used
                                           (i) to repay certain outstanding indebtedness,
                                           (ii) to acquire the 25% ownership interest of
                                           the Company's joint venture partner in Buckeye
                                           Factory Shops Limited Partnership, (iii) to fund
                                           development, acquisition and construction
                                           activities, and (iv) for general corporate
                                           purposes. See "Use of Proceeds" and
                                           "Capitalization."

------------------------

(1) Excludes 8,505,472 shares of Common Stock exchangeable (at the Company's option in lieu of cash) for a like number of common units of partnership interest (the "Common Units") held by the limited partners of the Operating Partnership, 4,363,636 shares of Common Stock issuable upon conversion or exchange of the Preferred Securities, and 1,099,750 shares of Common Stock reserved for issuance pursuant to the Company's Stock Incentive Plans as of June 30, 1997.

                              DISTRIBUTION POLICY

    The Company currently intends to continue to pay regular quarterly distributions on its Common Stock and to distribute amounts sufficient to maintain its status as a REIT. Distributions are reviewed quarterly by the Board of Directors and future distributions will depend upon factors deemed relevant by the Board of Directors including operating performance, cash requirements, covenants contained in the Company's various debt instruments and the preferential rights of any other shares or series of shares. Although the Company intends to continue to make quarterly distributions to its stockholders, no assurance can be given as to the amounts to be distributed in the future. See "Price Range of Common Stock and Distribution History" herein and "Description of Preferred Stock" in the accompanying Prospectus."

                            SELECTED FINANCIAL DATA

    The following selected financial data for the six months ended June 30, 1997 and 1996, the years ended December 31, 1996 and 1995, the periods from January 1, 1994 to March 21, 1994 and March 22, 1994 to December 31, 1994 and the two years in the period ended December 31, 1993 are derived from the consolidated financial statements of the Company and the combined financial statements of Prime Retail Properties (the "Predecessor"). Combined financial statements for the two years ended December 31, 1993 and the period January 1, 1994 to March 21, 1994 are included for the Predecessor. The combined financial statements for the Predecessor combine the balance sheet data and results of operations of eleven predecessor partnerships, the 40% equity interest in two predecessor partnerships that previously owned properties, and the management and development operations acquired by the Company from The Prime Group, Inc. in connection with the Company's initial public offering. Because of the Company's initial public offering and the related transactions pertaining to the formation of the Company, results of operations for the Company after March 21, 1994 are not comparable to results for prior periods. Results for interim periods may not be indicative of results for a full year.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                       PRIME RETAIL PROPERTIES
                                                                                                              (COMBINED)
                                                               PRIME RETAIL, INC.                      ------------------------
                                            ---------------------------------------------------------                   YEAR
                                                                                         PERIOD FROM    PERIOD FROM     ENDED
                                              SIX MONTHS ENDED         YEAR ENDED         MARCH 22       JANUARY 1    DECEMBER
                                                  JUNE 30             DECEMBER 31            TO             TO           31
                                            --------------------  --------------------  DECEMBER 31,     MARCH 21,    ---------
                                              1997       1996       1996       1995         1994           1994         1993
                                            ---------  ---------  ---------  ---------  -------------  -------------  ---------
REVENUES
Base rents................................  $  37,072  $  25,530  $  54,710  $  46,368    $  28,657      $   3,670    $  14,298
Percentage rents..........................      1,390        811      1,987      1,520        1,404            187          709
Tenant reimbursements.....................     17,918     12,034     25,254     22,283       11,858          2,113        5,370
Income from investment partnerships.......        (60)       609      1,239      1,729          453            336          821
Interest and other........................      5,055      2,297      5,850      5,498        2,997             24          602
                                            ---------  ---------  ---------  ---------  -------------  -------------  ---------
Total revenues............................     61,375     41,281     89,040     77,398       45,369          6,330       21,800

EXPENSES
Property operating........................     13,655      9,415     20,421     17,389        9,952          1,927        5,046
Real estate taxes.........................      4,789      2,485      5,288      4,977        2,462            497        1,558
Depreciation and amortization.............     12,871      8,999     19,256     15,438        9,803          2,173        7,632
Corporate general and administrative......      2,619      1,859      4,018      3,878        2,710             --           --
Interest..................................     18,872     12,204     24,485     20,821        9,485          3,280        8,928
Property management fees..................         --         --         --         --           --            299          777
Other charges.............................      1,493      7,212      8,586      2,089        1,503            562        1,732
                                            ---------  ---------  ---------  ---------  -------------  -------------  ---------
Total expenses............................     54,299     42,174     82,054     64,592       35,915          8,738       25,673
                                            ---------  ---------  ---------  ---------  -------------  -------------  ---------
INCOME (LOSS) BEFORE MINORITY INTERESTS...      7,076       (893)     6,986     12,806        9,454         (2,408)      (3,873)
(Income) loss allocated to minority
  interests...............................     (5,263)     6,470      2,092      5,364        5,204             --           --
                                            ---------  ---------  ---------  ---------  -------------  -------------  ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM...      1,813      5,577      9,078     18,170       14,658         (2,408)      (3,873)
Extraordinary item........................         --     (1,017)    (1,017)        --           --             --           --
                                            ---------  ---------  ---------  ---------  -------------  -------------  ---------
NET INCOME (LOSS).........................      1,813      4,560      8,061     18,170       14,658      $  (2,408)   $  (3,873)
                                                                                                       -------------  ---------
                                                                                                       -------------  ---------
Income allocated to preferred
  shareholders............................      6,186      8,236     14,236     20,944       16,290
                                            ---------  ---------  ---------  ---------  -------------
NET LOSS APPLICABLE TO COMMON SHARES......  $  (4,373) $  (3,676) $  (6,175) $  (2,774)   $  (1,632)
                                            ---------  ---------  ---------  ---------  -------------
                                            ---------  ---------  ---------  ---------  -------------
NET LOSS PER COMMON SHARE.................  $   (0.29) $   (1.22) $   (0.75) $   (0.96)   $   (0.57)
                                            ---------  ---------  ---------  ---------  -------------
                                            ---------  ---------  ---------  ---------  -------------

                                              1992
                                            ---------
REVENUES
Base rents................................  $  10,905
Percentage rents..........................        654
Tenant reimbursements.....................      3,675
Income from investment partnerships.......         66
Interest and other........................        390
                                            ---------
Total revenues............................     15,690
EXPENSES
Property operating........................      3,986
Real estate taxes.........................        817
Depreciation and amortization.............      6,397
Corporate general and administrative......         --
Interest..................................      8,991
Property management fees..................        626
Other charges.............................      1,930
                                            ---------
Total expenses............................     22,747
                                            ---------
INCOME (LOSS) BEFORE MINORITY INTERESTS...     (7,057)
(Income) loss allocated to minority
  interests...............................         --
                                            ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM...     (7,057)
Extraordinary item........................         --
                                            ---------
NET INCOME (LOSS).........................  $  (7,057)
                                            ---------
                                            ---------
Income allocated to preferred
  shareholders............................
NET LOSS APPLICABLE TO COMMON SHARES......
NET LOSS PER COMMON SHARE.................

                                                                                                       PRIME RETAIL PROPERTIES
                                                                                                              (COMBINED)
                                                               PRIME RETAIL, INC.                      ------------------------
                                            ---------------------------------------------------------                   YEAR
                                                                                         PERIOD FROM    PERIOD FROM     ENDED
                                              SIX MONTHS ENDED         YEAR ENDED         MARCH 22       JANUARY 1    DECEMBER
                                                  JUNE 30             DECEMBER 31            TO             TO           31
                                            --------------------  --------------------  DECEMBER 31,     MARCH 21,    ---------
                                              1997       1996       1996       1995         1994           1994         1993
                                            ---------  ---------  ---------  ---------  -------------  -------------  ---------

OTHER DATA
Funds from operations.....................  $  20,838  $  14,696(1) $  33,768(1) $  27,996   $  21,476   $     139    $   4,351
Distributions declared per common share...  $   0.590  $   0.590(2) $    1.18(2) $    1.18   $   0.623          --           --
Total factory outlet center GLA at end of
  period (in thousands)...................      6,138(3)     4,331     5,780(3)     4,331       3,382        1,839        1,839
Number of factory outlet centers at end of
  period..................................         24(3)        17        21(3)        17          14            7            7


                                              1992
                                            ---------
OTHER DATA
Funds from operations.....................  $    (628)
Distributions declared per common share...         --
Total factory outlet center GLA at end of
  period (in thousands)...................        888
Number of factory outlet centers at end of
  period..................................          5

                                                                                                                   PRIME
                                                                                                                  RETAIL
                                                                          PRIME RETAIL, INC.                    PROPERTIES
                                                         -----------------------------------------------------  (COMBINED)
                                                                                                                -----------
                                                               JUNE 30                   DECEMBER 31
                                                         --------------------  -------------------------------   MARCH 21,
                                                           1997       1996       1996       1995       1994        1994
                                                         ---------  ---------  ---------  ---------  ---------  -----------
BALANCE SHEET DATA
Rental property (before accumulated depreciation)......  $ 703,619  $ 482,612  $ 640,759  $ 454,480  $ 376,181   $ 180,170
Net investment in rental property......................    634,618    434,340    583,085    414,290    349,513     164,159
Total assets...........................................    717,552    460,792    666,803    462,405    385,930     186,034
Bonds and notes payable................................    534,439    318,777    499,523    305,954    214,025     188,378
Total liabilities......................................    559,483    349,676    527,594    326,465    233,236     198,244
Shareholders' equity (deficit).........................    158,069    110,686    139,209    121,484    127,651     (12,210)


                                                             DECEMBER 31
                                                         --------------------
                                                           1993       1992
                                                         ---------  ---------
BALANCE SHEET DATA
Rental property (before accumulated depreciation)......  $ 185,394  $ 131,413
Net investment in rental property......................    169,674    122,152
Total assets...........................................    190,685    145,989
Bonds and notes payable................................    184,037    142,005
Total liabilities......................................    197,400    149,411
Shareholders' equity (deficit).........................     (6,715)    (3,422)

------------------------

NOTES:

(1) Excludes a nonrecurring charge of $6,131 related to the execution of a binding loan commitment related to the pre-payment of long-term debt recorded during the three months ended June 30, 1996.

(2) Excludes a special cash distribution of $0.145 per common share relating to the Company's exchange offer completed in June 1996.

(3) Includes four factory outlet centers with an aggregate GLA of 800,000 square feet operated under joint venture partnerships with unrelated third parties.

                                USE OF PROCEEDS

    The net proceeds from the Offering after payment of all expenses of the Offering (including the underwriting discount) payable by the Company, are expected to be $132.4 million ($152.4 million if the Underwriters' over-allotment option is exercised in full). The Company will use the net proceeds of the Offering to acquire 10,000,000 additional Common Units (11,500,000 additional Common Units if the Underwriters' over-allotment option is exercised in full) in the Operating Partnership. The Company will account for the acquisition of such additional Common Units by increasing its investment in the Operating Partnership by the amount of the net proceeds from the Offering.

    The Operating Partnership will use a portion of the funds it receives from the Company to (i) repay indebtedness of $43.3 million and (ii) acquire the 25% ownership interest of the Company's joint venture partner in Buckeye Factory Shops Limited Partnership for $23.1 million (including the repayment of $22.6 million of mortgage indebtedness relating to such property). The balance of such funds, or $66.0 million (approximately $86.0 million if the Underwriters' over-allotment option is exercised in full), will be used by the Operating Partnership to fund development and construction activities, acquisitions, and for general corporate purposes. As of June 30, 1997, the indebtedness to be repaid in connection with the Offering had a weighted average interest rate of 8.16% per annum and a weighted average maturity of 1.4 years. All of such indebtedness was incurred within the past 12 months in order to finance the construction or acquisition of certain Properties.

    Upon the repayment of indebtedness described above, the Company will incur an extraordinary loss of approximately $1.0 million relating to the write-off of certain unamortized deferred financing costs. This extraordinary loss will have no effect on distributable net cash flow of the Company and will be excluded from the calculation of FFO in accordance with the NAREIT definition.

    Pending the above uses, the net proceeds may be invested in short-term income producing investments such as investment grade commercial paper, government and government agency securities, money market funds that invest in government securities, certificates of deposit, or interest-bearing bank accounts.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of June 30, 1997 on a historical basis and as adjusted to reflect the completion of the Transactions, including the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                                                           AS OF JUNE 30, 1997
                                                                                          (DOLLARS IN THOUSANDS)
                                                                                        --------------------------
                                                                                                          AS
                                                                                        HISTORICAL     ADJUSTED
                                                                                        ----------  --------------
Long-term debt:
    Variable rate (1).................................................................  $  476,255   $    439,955(2)
    Fixed rate........................................................................      58,184         51,184
                                                                                        ----------  --------------
        Total long-term debt..........................................................     534,439        491,139
Shareholders' equity:
Minority interests....................................................................          --             --
Shares of preferred stock, 24,315,000 shares authorized:
    10.5% Series A Senior Cumulative Preferred Stock, $0.01 par value, liquidation
      preference $25 per share, 2,300,000 shares issued and outstanding...............          23             23
    8.5% Series B Cumulative Participating Convertible Preferred Stock, $0.01 par
      value, liquidation preference $25 per share, 2,981,800 shares issued and
      outstanding.....................................................................          30             30
    Series C Preferred Stock, $0.01 par value, liquidation preference $13.75 per share, no shares and 4,363,636 shares issued and outstanding on a historical and
      as adjusted basis, respectively(3)..............................................          --             44
Common Stock, 75,000,000 shares authorized, $0.01 par value, 15,794,951 and 25,794,951
  shares issued and outstanding on a historical and as adjusted basis, respectively...         158            258
Additional paid-in capital............................................................     197,074        388,130
Distributions in excess of net income(4)..............................................     (39,216)       (40,211)
                                                                                        ----------  --------------
    Total shareholders' equity........................................................     158,069        348,274
                                                                                        ----------  --------------
    Total capitalization..............................................................  $  692,508   $    839,413
                                                                                        ----------  --------------
                                                                                        ----------  --------------

------------------------

NOTES:

(1) Of such variable rate indebtedness, $357,362 is scheduled to convert to a fixed rate of 7.782% per annum in November 1998.

(2) Immediately following the Offering, $383,665, or 87.2% of the Company's aggregate variable rate indebtedness, will be subject to various interest rate protection contracts that reduce the Company's exposure to significant increases in interest rates.

(3) The Preferred Securities may take the form of shares of preferred stock in the Company or preferred units of partnership interest in the Operating Partnership. The as adjusted amounts reflect the issuance of such security as preferred stock. If the issuance of such security is in the form of preferred units, the as adjusted amounts for minority interests, Series C Preferred Stock, and additional paid-in capital are $58,800, $0, and $329,374, respectively. See "Recent Developments."

(4) The as adjusted amount reflects an estimated extraordinary loss of $995 relating to the write-off of certain unamortized deferred financing costs upon prepayment of certain indebtedness with a portion of the net proceeds of the Offering.

                          PRICE RANGE OF COMMON STOCK
                            AND DISTRIBUTION HISTORY

    Commencing on August 27, 1997, the Common Stock, including the shares offered hereby, will be listed on the New York Stock Exchange. The Common Stock commenced trading on the Nasdaq National Market on March 15, 1994 and continued trading thereon through August 26, 1997.

    The following table sets forth the high and low sales prices of the Common Stock, as reported on the Nasdaq National Market, and the cash distributions paid in respect of the Common Stock, during the periods indicated:

                                                                                   SALES PRICE PER
                                                                                        SHARE              CASH
                                                                                 --------------------  DISTRIBUTIONS
                                                                                   HIGH        LOW       PAID(1)
                                                                                 ---------  ---------  ------------
1995
First Quarter..................................................................  $   14.50  $   12.50      $0.295
Second Quarter.................................................................      13.00      11.75       0.295
Third Quarter..................................................................      13.25      12.00       0.295
Fourth Quarter.................................................................      12.88      11.75       0.295

1996
First Quarter..................................................................      12.50      11.00       0.295
Second Quarter.................................................................      12.00      10.88       0.295
Third Quarter..................................................................      12.25      11.00       0.440(2)
Fourth Quarter.................................................................      12.75      11.38       0.295

1997
First Quarter..................................................................      13.38      12.00       0.295
Second Quarter.................................................................      13.63      11.88       0.295
Third Quarter (through August 26, 1997)........................................      14.56      13.13       0.295

------------------------

NOTES:

(1) For 1995 and 1996, all of the cash distributions paid represented a return of capital for Federal income tax purposes.

(2) Includes a special cash distribution of $0.145 per share of Common Stock paid by the Company in connection with the completion of its exchange offer in July, 1996.

    The last reported per share sales price for the Common Stock as reported on the Nasdaq National Market as of a recent date is set forth on the cover page of this Prospectus Supplement. As of July 31, 1997, there were 333 record holders of Common Stock.

    Based on continuing favorable operations and available cash flow, the Company intends to continue to pay regular quarterly distributions on the Common Stock. However, no assurances can be given as to the amount of future distributions because such distributions are subject to the Company's cash flow, earnings, financial condition, capital requirements, and the REIT distribution requirements of the Code. Instruments governing the Company's indebtedness contain certain covenants regarding the payment of distributions and dividends if at any date the debt service coverage ratio, as defined, falls below a minimum threshold. Common Stock distributions are subject to the preferential rights of any other shares or series of shares including the Senior Preferred Stock and the Convertible Preferred Stock. See "Description of Preferred Stock" and "Description of Common Stock" in the accompanying Prospectus.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement between the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to the Underwriters named below, and each of the Underwriters for whom Friedman, Billings, Ramsey & Co., Inc. is acting as representative (the "Representative") has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth below opposite their respective names. Under the Underwriting Agreement, the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby if any are purchased.

                                                                                                 NUMBER OF SHARES
UNDERWRITERS                                                                                      OF COMMON STOCK
-----------------------------------------------------------------------------------------------  -----------------

Friedman, Billings, Ramsey & Co., Inc. ........................................................        5,000,000
Morgan Keegan & Company, Inc. .................................................................        2,500,000
Stifel, Nicolaus & Company Incorporated........................................................        2,500,000
                                                                                                 -----------------
    Total......................................................................................       10,000,000
                                                                                                 -----------------
                                                                                                 -----------------

    The Underwriters have advised the Company that they propose to initially offer the Common Stock to the public at the offering price set forth on the cover page of this Prospectus Supplement and may offer the Common Stock to certain dealers at such offering price less a concession not in excess of $0.37 per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a concession not to exceed $0.10 per share of Common Stock on certain sales to other dealers. After the shares of Common Stock have been released for sale to the public, such offering prices and concessions may be changed.

    The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any, at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus Supplement.

    The Company has agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of the Common Stock or any security substantially similar thereto, or any other security exchangeable for shares of Common Stock or any security substantially similar thereto, for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of the Representative, except for any stock issued by the Company upon conversion or exchange of the Preferred Securities, Convertible Preferred Stock or Common Units or pursuant to any stock incentive plan of the Company.

    Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for or purchase the Common Stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of the Common Stock.

    If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more Common Stock than are set forth on the cover page of this Prospectus Supplement, the Representative may reduce that short position by purchasing Common Stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold the Common Stock as part of the Offering.

    In general, purchases of securities for the purpose of stabilization to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    In the Underwriting Agreement, the Company and the Operating Partnership have agreed, jointly and severally, to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Each of the Underwriters may be deemed to be an "underwriter" for purposes of the Securities Act in connection with the Offering. The Company will reimburse the Representative for its reasonable out-of-pocket expenses incurred in connection with the Offering.

    The Company will pay the Representative a fee of $700,000 ($805,000 in the event the Underwriters' over-allotment option is exercised in full) for financial advisory and related services rendered in connection with the Offering.

    Commencing on August 27, 1997, the Common Stock will be listed on the New York Stock Exchange. Prior thereto, the Common Stock was quoted in the Nasdaq National Market. There can be no assurance, however, that the Company will be able to maintain its listing of the Common Stock on the New York Stock Exchange or that an active trading market will be maintained in such stock.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. In addition, certain legal matters will be passed upon for the Underwriters by Hogan & Hartson L.L.P, Washington, D.C. The Honorable James R. Thompson, a partner in Winston & Strawn, is a director of the Company.

                                    EXPERTS

    The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, the statements of revenue and certain expenses of Grove City Factory Shops and the JMJ Acquired Properties for the year ended December 31, 1995 included in the Company's Current Report on Form 8-K filed November 1, 1996, as amended by Form 8-K/A filed December 31, 1996 and Form 8-K/A-2 filed January 30, 1997, and the statements of revenue and certain expenses of the Benderson Acquired Properties and Buckeye Factory Shops Limited Partnership for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K filed August 8, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                                  $300,000,000

                               PRIME RETAIL, INC.
                      PREFERRED STOCK, DEPOSITARY SHARES,
                           PREFERRED STOCK WARRANTS,
                     COMMON STOCK AND COMMON STOCK WARRANTS
                               ------------------

    Prime Retail, Inc. (the "Company") may from time to time offer in one or more series (i) shares of preferred stock, $.01 par value per share ("Preferred Stock"), of the Company, (ii) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"), (iii) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants"), (iv) shares of Common Stock, $.01 par value per share ("Common Stock"), of the Company, or (v) warrants to purchase shares of Common Stock (the "Common Stock Warrants") with an aggregate public offering price of up to $300,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Preferred Stock, Depositary Shares, Preferred Stock Warrants, Common Stock and Common Stock Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, exchange, voting and other rights, and any initial public offering price; (ii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; (iii) in the case of Preferred Stock Warrants, a description of the Preferred Stock for which each warrant will be exercisable and the duration, offering price, exercise price and detachability; (iv) in the case of Common Stock, any initial public offering price; and (v) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    SEE "RISK FACTORS" BEGINNING AT PAGE 4 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE OFFERED SECURITIES.

                             ---------------------

    The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Offered Securities.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY
                    OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                          IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is August 27, 1997

    No person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this Prospectus or an applicable Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. This Prospectus and any applicable Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or thereof.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement as well as periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60601 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, registration statements and certain other documents filed with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at HTTP://WWW.SEC.GOV.

    The Company has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. The Registration Statement has been filed with the Commission through EDGAR.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company under the Exchange Act with the Commission are incorporated in this Prospectus by reference and are made a part hereof:

    1.  Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

    2. Quarterly Report on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

    3. The Company's Current Reports on Form 8-K dated January 30, 1997, February 13, 1997, August 8, 1997 and August 11, 1997 and the Company's Current Report on Form 8-K dated November 1, 1996, as amended by Form 8-K/A filed December 31, 1996 and Form 8-K/A-2 dated January 30, 1997.

    Each document filed by the Company subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Offered Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously-filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

    Copies of all documents which are incorporated by reference herein and in any applicable Prospectus Supplement (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus and such Prospectus Supplement are delivered, upon written or oral request. Requests should be directed to the Secretary of the Company, 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202 (telephone number: (410) 234-0782).

                                  THE COMPANY

    The Company is a self-administered and self-managed REIT that develops, owns and operates factory outlet centers in the United States. Based upon industry publications, the Company believes it is one of the largest owners and operators of factory outlet centers in the United States. As of June 30, 1997, the Company's portfolio included 24 factory outlet centers in 18 states with 6.1 million square feet of gross leasable area ("GLA") that was 94% leased. As a fully-integrated real estate firm, the Company provides development, construction, finance, leasing, marketing and management services for all of its properties (the "Properties"). The Properties are held and all of the Company's business and operations are conducted through Prime Retail, L.P. (the "Operating Partnership"). The Company controls the Operating Partnership as its sole general partner and is dependent upon the distributions or other payments from the Operating Partnership in order to meet its financial obligations.

    As of June 30, 1997, the Company held all of the Senior Preferred Units (the "Senior Preferred Units") and Convertible Preferred Units (the "Convertible Preferred Units") of partnership interests in the Operating Partnership. In addition, the Company owned 65.0% of the Common Units of partnership interest in the Operating Partnership (the "Common Units"). The balance of the Common Units were held by the limited partners of the Operating Partnership (the "Limited Partners").

    Each Senior Preferred Unit and Convertible Preferred Unit (collectively, the "Preferred Units") entitles the Company to receive distributions from the Operating Partnership in an amount equal to the dividend declared or paid in respect of a share of the Company's Series A Senior Preferred Stock, $.01 par value per share (the "Senior Preferred Stock"), and Series B Cumulative Participating Convertible Preferred Stock, $.01 par value per share ("Convertible Preferred Stock"), respectively, prior to the payment by the Operating Partnership of distributions in respect of Common Units. Pursuant to the partnership agreement governing the Operating Partnership (the "Operating Partnership Agreement"), distributions with respect to the Common Units held by the Company and the Limited Partners are made pro rata to the holders thereof.

    In March 1995, the National Association of Real Estate Investment Trusts ("NAREIT") established guidelines clarifying the definition of FFO (as so modified, the "New Definition"). The Company reports FFO under both the old definition employed by NAREIT (the "Old Definition") and the New Definition. The primary difference between the Old Definition and the New Definition is that under the New Definition amortization of capitalized debt costs and depreciation of non-real estate assets are not added back to net income as determined under generally accepted accounting principles ("GAAP"). For purposes of the Operating Partnership Agreement and determining whether the Threshold Amount has been achieved, FFO is calculated using the Old Definition and is defined as net income (loss) (determined in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization after adjustments for unconsolidated partnerships and joint ventures.

    Subject to certain conditions, each Common Unit held by a Limited Partner may be exchanged for one share of Common Stock (subject to adjustment) or, at the option of the Company, cash equal to the fair market value of a share of Common Stock at the time of exchange.

    The Company is a Maryland corporation that was incorporated in July 1993. The Company's executive offices are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202 and its telephone number is (410) 234-0782.

                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below.

CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS

    As of June 30, 1997, The Prime Group, Inc. ("PGI") owned Common Units representing a 32.0% common equity interest in the Operating Partnership. Because of PGI's ownership interest in the Operating Partnership and the fact that Michael W. Reschke, Chairman of the Board and Director, and Glenn D. Reschke, Executive Vice President, are owners of PGI, PGI may be in a position to exercise significant influence over the affairs of the Company. PGI owns substantial interests in income producing properties unrelated to the Properties. Under the terms of his employment agreement with the Company, Michael W. Reschke is permitted to devote a considerable portion of his time to the management of such interests.

ADVERSE IMPACT OF THE FAILURE TO CONTINUE TO QUALIFY AS A REIT

    The Company believes it qualifies and intends to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). A REIT generally is not subject to federal income tax at the corporate level on income which it currently distributes to its stockholders so long as it distributes currently to its stockholders at least 95% of its taxable income (excluding any net capital gain) each year.

    No assurance can be given that the Company will remain qualified as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements (in certain instances, on an annual and quarterly basis) set forth in highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and may be affected by various factual matters and circumstances not entirely within the Company's control. In the case of a REIT such as the Company that holds its assets in partnership form, the complexity of these Code provisions and of the applicable Treasury Regulations that have been promulgated thereunder is even greater. Further, no assurance can be given that future legislation, new Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

    If the Company were to fail to maintain qualification as a REIT in any taxable year, the Company would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders, and thus would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Such disqualification would reduce the net earnings of the Company available for investment or distribution to stockholders due to the additional tax liability of the Company for the years involved.

EFFECT OF REIT DISTRIBUTION REQUIREMENTS

    To maintain its status as a REIT for federal income tax purposes, the Company generally will be required each year to distribute to its stockholders at least 95% of its taxable income (excluding any net capital gain). In addition, the Company will be subject to federal income tax to the extent it distributes less than 100% of its taxable income, including any net capital gain, and to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income plus 95% of its capital gain net income plus 100% of its undistributed income from prior taxable years.

    The Company intends to continue to pay distributions and dividends to its stockholders to comply with the 95% distribution requirement of the Code and to avoid the nondeductible excise tax described above. The Company anticipates that cash flow from operations, including its share of distributions from the Operating Partnership, will be sufficient to enable it to pay its operating expenses and meet the distribution requirements of a REIT, but no assurance can be given that this will be the case. The Company may be required from time to time, under certain circumstances, to accrue as income for tax purposes rent or interest earned but not yet received. In such event, or upon the repayment of principal indebtedness, the Company could have taxable income without sufficient cash to enable the Company to meet the REIT distribution requirements. Accordingly, the Company could be required to borrow funds or liquidate investments on adverse terms in order to comply with such requirements.

RISKS RELATED TO THE BRIEF HISTORY OF THE OUTLET CENTER INDUSTRY, THE
  COMPETITION WITHIN THE INDUSTRY AND THE COMPANY'S LIMITED OPERATING HISTORY AND RAPID GROWTH

    THE RELATIVELY SHORT HISTORY OF THE OUTLET CENTER INDUSTRY. The outlet center business is a relatively young and growing segment of the retailing industry. There can be no assurance that this segment of the retail industry will continue to grow in the future. Further, as this segment of the retailing industry grows or matures, there can be no assurance that the advantages offered by this business to consumers and manufacturers will continue. Growth in this segment also may be limited by certain intrinsic characteristics of the outlet market. The outlet center business depends, in part, on the pricing differential between goods sold in the factory outlet centers and similar or identical goods sold in traditional department stores or retail establishments. While this pricing differential results in part because of lower operating costs resulting from the elimination of distribution channels and the reduced rent and overhead at factory outlet centers, there can be no assurance that traditional retailers will not compete aggressively to regain sales nor can there be any assurance that the outlet center business will not be adversely affected by other changes in the distribution and sale of retail goods.

    COMPETITION FROM OTHER FACTORY OUTLET CENTERS. There are numerous developers and real estate companies that are engaged in the development or ownership of factory outlet centers and compete with the Company in seeking merchants for factory outlet centers. This results in competition for prime locations and for merchants who operate outlet center stores, particularly for those manufacturers featuring quality and designer brand name merchandise with proven customer drawing power.

    Because several of the Company's factory outlet centers are located in relatively undeveloped areas, there are often other potential sites near the Company's factory outlet centers that may be developed into factory outlet centers by competitors. As of June 30, 1997, five projects in the Company's portfolio, Gulf Coast Factory Shops (Ellenton, Florida), Magnolia Bluff Factory Shops (Darien, Georgia), Ohio Factory Shops (Jeffersonville, Ohio), Oxnard Factory Outlet (Oxnard, California), and San Marcos Factory Shops (San Marcos, Texas), were located within twelve miles of competing factory outlet centers and thus are subject to existing competition. The development of an outlet center with a more convenient location or lower rents may attract the Company's merchants or cause them to seek more favorable lease terms at or prior to renewal of their leases and, accordingly, may affect adversely the business, revenues and/or sales volume of the Company's factory outlet centers.

    COMPETITION FROM TRADITIONAL FULL PRICE RETAILERS AND OTHERS. Most of the merchandise produced by manufacturers is sold through traditional full price retail channels, such as large department stores and other mass merchandisers. Manufacturers generally do not wish to jeopardize retail relationships by locating their outlet stores in locations that directly compete with traditional retailers. As a result, the Company's factory outlet centers are typically constructed at least 20 miles from the nearest regional mall. These locations are generally less attractive to consumers because they tend to require more travel time. A reduction of pricing discounts by manufacturers, increased competition by traditional retailers or a perception by consumers that such pricing differentials are not significant would reduce the competitive advantage offered by outlet stores to consumers and, consequently, adversely affect the business, revenues and/or sales volume of the Company's factory outlet centers. There can be no assurance that the factory outlet center business will not be adversely affected by other changes in the distribution and sale of retail goods, such as discount shopping clubs, "off-price" retailers, direct mail and telemarketing.

    LIMITED OPERATING HISTORY AND RAPID GROWTH. Since the Company opened its first factory outlet center in 1989, its outlet center portfolio has increased to approximately 6.1 million square feet of GLA as of June 30, 1997. The Company expects to continue to experience growth through the development of new factory outlet centers, the expansion of existing factory outlet centers and the selective acquisition of factory outlet centers. The risk that the Company may be unable to control and manage its growth effectively could have a material adverse effect on the Company. There can be no assurance that any of the Company's current development or expansion activities will ultimately result in profitable operations or that the Company will be able to continue to achieve its growth objectives.

    RISKS ASSOCIATED WITH THE RETAIL INDUSTRY. The factory outlet center market is a component of the retail industry. The retail industry is subject to external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences. In the event that the retail industry experiences down cycles, manufacturers and merchants of retail merchandise may experience economic difficulties and/or may be less likely to renew existing leases at factory outlet centers or to expand distribution channels into new factory outlet centers.

RISKS OF ACQUISITION ACTIVITIES

    The Company intends to continue to pursue acquisitions of factory outlet centers in the United States. The Company can provide no assurance as to whether any of the potential acquisitions it is presently exploring will be consummated nor as to the final terms or conditions upon which any such transactions may be completed. Acquisitions of factory outlet centers, like other commercial real estate, entail risks that the investment will fail to perform in accordance with expectations. The success of the Company's acquisition strategy will be determined by numerous factors, including the Company's ability to identify suitable acquisition opportunities, the degree of competition for such acquisitions, the Company's ability to finance such acquisitions on acceptable terms, the financial performance of the properties following acquisition and the ability of the Company to effectively integrate the operations of acquired properties. The failure by the Company to achieve its acquisition plans or to integrate or operate acquired facilities effectively may have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF DEVELOPMENT ACTIVITIES

    The Company intends to continue to pursue development activities as opportunities arise. The Company will incur risks in connection with such development activities in addition to those applicable to the ownership and operation of the Properties. These risks include the risks that development opportunities explored by the Company may be abandoned or delayed, that construction costs of a project may exceed original estimates, that occupancy rates and rents at a completed project will not be sufficient to make the project profitable, and that the Company may be unable to obtain any required governmental approvals or permits. The occurrence of any of the foregoing may adversely affect the ability of the Company to pay expected distributions or dividends to stockholders.

NO LIMITATION IN ORGANIZATIONAL DOCUMENTS ON INCURRENCE OF DEBT

    Following the initial public offering in 1994, the Company established a policy of not incurring debt that would result in a debt to total market capitalization of more than 50%. In 1995, the Company modified this policy to increase such limit to 60%. Such increase responded primarily to the substantial decline in the market prices of the Company's publicly traded equity securities and the significant increase in the Company's total debt related to its property development activities. There can be no assurance, however, that this policy will not be further modified to enable the Company to become more highly leveraged. Moreover, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company might incur. If the Company were to become more highly leveraged, the resulting increase in the Company's debt service obligations could adversely affect the Company's available cash flow and ability to make expected distributions to stockholders and increase the risk of default on the Company's obligations.

GENERAL REAL ESTATE INVESTMENT RISKS

    GENERAL. Investments in the Company will be subject to the risks incident to the ownership and operation of commercial retail real estate. These include the risks normally associated with changes in national economic or local market conditions, competition for merchants from other retail properties, including other factory outlet centers, changes in market rental rates, and the need to periodically renovate, repair and relet space and to pay the costs thereof.

    Equity real estate investments are relatively illiquid compared to most financial assets and, therefore, tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. Substantially all of the Properties are factory outlet centers. In addition, certain significant expenditures associated with each equity investment (such as debt service, real estate taxes and operating and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If any of the Company's factory outlet centers fails to succeed, either because the concept of the factory outlet center has lost favor or because of poor results at an individual center, the ability of the Company to convert the center to an attractive alternative use or to sell the center to recoup the Company's investment may be limited. Should such an event occur, the Company's income and available cash flow would be adversely affected.

    BANKRUPTCY OF MERCHANTS. Because rental income is a principal source of operating revenue for the Company, the Company's financial condition and results of operations would be adversely affected if a significant number of the Company's merchants were unable to meet their lease obligations and if, following such defaults, the Company was unable to relet the space to new merchants on economically favorable terms. Moreover, the bankruptcy or insolvency of a single major merchant may have an adverse effect on the income produced by certain Properties. In the event of default by a lessee, the Company may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment and reletting such space in the Properties.

    RENEWAL OF LEASES AND RELETTING OF SPACE. The Company is subject to the risks that, upon expiration of leases for space located in the Properties, the leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations or concessions to merchants) may be less favorable than current lease terms. In general, the leases relating to the Company's factory outlet centers have a term of five to seven years with an option to renew for a period equal to the length of the initial term. Because substantially all of the Company's factory outlet centers were constructed during the past five years, the Company does not have an extensive history of lease renewals with respect to its current portfolio of leases. If the Company is unable to promptly relet or renew its leases for all or a substantial portion of the space currently leased, or if the rental rates upon such renewal or reletting are significantly lower than expected rates, or if the Company's reserves for renovations and concessions prove to be inadequate, then the Company's cash flow and, consequently, the Company's ability to pay expected dividends to stockholders may be adversely affected.

    DEBT FINANCING. The Company is subject to the risks associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that the Company will not be able to refinance existing indebtedness on the Properties or that the terms of such refinancing will not be as favorable to the Company as the terms of existing indebtedness and the risk that necessary capital expenditures for purposes such as renovations and reletting space will not be able to be financed on favorable terms.

    UNINSURED LOSS. The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to the Properties with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (such as from wars or, in certain locations, earthquakes) that may be either uninsurable or not economically viable. Should an uninsured loss occur, the Company could lose its capital investment and/or the anticipated profits and cash flow from one or more Properties.

POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or under its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of environmentally hazardous substances, or the failure to properly remediate such substances when released, may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim in connection with any of the Properties, and the Company is not aware of any other environmental condition with respect to any of the Properties that could materially adversely affect the Company's financial condition or results of operations. Moreover, such laws are subject to change and any such change may result in significant unanticipated expenditures, which could adversely affect the Company's ability to pay dividends to stockholders.

OWNERSHIP LIMIT NECESSARY TO MAINTAIN REIT QUALIFICATION

    For the Company to maintain its qualification as a REIT, not more than 50% in value of the Company's outstanding capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year of the Company other than the first taxable year for which the election to be taxed as a REIT has been made (the "five or fewer" requirement). The Amended and Restated Articles of Incorporation of the Company (the "Charter") contains certain restrictions on the ownership and transfer of the Company's capital stock, described below, which are intended to prevent concentration of stock ownership. These restrictions, however, do not ensure that the Company will be able to satisfy the "five or fewer" requirement primarily, though not exclusively, as a result of fluctuations in values among the different classes of the Company's capital stock. If the Company fails to satisfy the "five or fewer" requirement, the Company's status as a REIT will terminate, and the Company will not be able to prevent such termination.

    If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Such disqualification would reduce the net earnings of the Company available for investment or distribution to its stockholders due to the additional tax liability of the Company for the years involved.

    The Charter currently prohibits ownership, either directly or under the applicable attribution rules of the Code, of more than 9.9% of the outstanding shares of Common Stock or the acquisition or beneficial ownership of shares of Convertible Preferred Stock by a holder if, as a result of such acquisition or beneficial ownership, such holder acquires or beneficially owns shares of capital stock (including all classes) of the Company in excess of 9.9% of the value of the Company's outstanding capital stock (the "Convertible Preferred Stock Ownership Limit") or the ownership of more than 10.0% of the outstanding shares of Senior Preferred Stock by any holder subject to certain important exceptions.

    The board of directors of the Company (the "Board of Directors" or the "Board") may, subject to the receipt of certain representations as required by the Charter and a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel satisfactory to it, waive the ownership restrictions with respect to a holder if such waiver will not jeopardize the Company's status as a REIT. Any attempted transfer of shares to a person who, as a result of such transfer, would violate the ownership limitations set forth in the Charter will be deemed void and the shares purportedly transferred would be converted into shares of a separate class of capital stock with no voting rights and no rights to distributions. In addition, ownership, either directly or under the applicable attribution rules of the Code, of the capital stock in excess of the ownership limitations set forth in the Charter generally will result in the conversion of those shares into shares of a separate class of capital stock with no voting rights and no rights to distributions.

    Limiting the ownership of more than 9.9% of the outstanding shares of Common Stock, the acquisition or beneficial ownership of shares of Convertible Preferred Stock in excess of the Convertible Preferred Stock Ownership Limit, and the ownership of more than 10.0% of the outstanding shares of Senior Preferred Stock by certain stockholders may (i) discourage a change of control of the Company, (ii) deter tender offers for such stock, which offers may be attractive to the Company's stockholders, or (iii) limit the opportunity for stockholders to receive a premium for their stock that might otherwise exist if an investor attempted to assemble a block of stock in excess of 9.9% of the outstanding shares of Common Stock, the Convertible Preferred Stock Ownership Limit, and 10.0% of the outstanding shares of Senior Preferred Stock or to effect a change of control of the Company.

                                USE OF PROCEEDS

    The Company is required by the terms of the Operating Partnership Agreement to invest the net proceeds of any sale of any Offered Securities in exchange for Preferred Units or Common Units (or warrants to purchase such units) with preferences and rights corresponding to such Offered Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Offered Securities for general corporate purposes, including the development or acquisition of additional properties, the expansion and improvement of certain Properties, and the repayment of certain indebtedness outstanding at such time. Further details relating to the use of the net proceeds will be set forth in the applicable Prospectus Supplement.

                        EXCESS OF COMBINED FIXED CHARGES
                  AND PREFERRED STOCK DIVIDENDS OVER EARNINGS

    The following table sets forth the excess of fixed charges and preferred stock dividends over earnings for the Company and Prime Retail Properties, the predecessor to the Company (the "Predecessor"), for the periods indicated (in thousands).

                           THE COMPANY
------------------------------------------------------------------          THE PREDECESSOR (1)
                                                                    -----------------------------------
      SIX MONTHS                                                                   YEAR ENDED DECEMBER
    ENDED JUNE 30,      YEAR ENDED DECEMBER 31,   PERIOD MARCH 22   PERIOD JAN. 1          31,
----------------------  ------------------------    TO DEC. 31,     TO MARCH 21,   --------------------
  1997        1996         1996         1995            1994            1994         1993       1992
---------  -----------  -----------  -----------  ----------------  -------------  ---------  ---------
$  (1,019) $   (10,427) $   (10,629) $   (11,312)    $   (8,185)     $    (2,366)  $  (4,423) $  (7,500)

------------------------

NOTE:

(1) Reflects results of operations of eleven predecessor partnerships, the 40% interest in predecessor partnerships that previously owned two of the Properties and the management and development operations acquired by the Company in connection with its initial public offering in March 1994.

    For purposes of the foregoing computations, earnings consist of income
(loss) before minority interests less income from unconsolidated investment partnerships, plus fixed charges (excluding capitalized interest). Combined fixed charges and preferred stock dividends consist of interest costs whether expensed or capitalized and amortization of debt issuance costs and preferred stock dividends or distributions.

                 GENERAL DESCRIPTION OF THE OFFERED SECURITIES

    The Company may offer under this Prospectus Preferred Stock, Depositary Shares, Preferred Stock Warrants, Common Stock, Common Stock Warrants or any combination of the foregoing, either individually or as units consisting of two or more Offered Securities. The aggregate offering price of Offered Securities offered by the Company will not exceed $300,000,000. If Offered Securities are offered as units, the terms of the units will be set forth in a Prospectus Supplement.

                         DESCRIPTION OF PREFERRED STOCK

    As of June 30, 1997, the Company had issued and outstanding 2,300,000 shares of Preferred Stock designated as 10.5% Series A Senior Cumulative Preferred Stock (the "Senior Preferred Stock") and 2,981,800 shares of Preferred Stock designated as 8.5% Series B Cumulative Participating Convertible Preferred Stock (the "Convertible Preferred Stock"). The Board has the authority to issue 14,824,200 additional shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

    Subject to the preferential rights of any series of Preferred Stock ranking senior as to dividends to the Senior Preferred Stock and to the provisions of the Company's Charter regarding Excess Stock (as defined therein), holders of shares of the Senior Preferred Stock are entitled to receive, when and as declared by the Board, out of funds legally available for the payment of dividends, cumulative preferential cash dividends in an amount per share of Senior Preferred Stock equal to $2.625 per annum. In the event of any liquidation, dissolution or winding up of the Company, subject to the prior rights of any series of capital stock ranking senior to the Senior Preferred Stock, the holders of shares of Senior Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference equal to the sum of $25.00 per share plus an amount equal to any accrued and unpaid dividends thereon (whether or not earned or declared) to the date of payment. On and after March 31, 1999, the Senior Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, initially at a redemption price of $26.75 per share and thereafter at prices declining ratably to $25.00 per share on and after March 31, 2004, plus in each case accrued and unpaid dividends, if any, to the redemption date. The Senior Preferred Stock has no stated maturity and will not be entitled to the benefit of any sinking fund. Holders of the Senior Preferred Stock do not have any voting rights, except (i) whenever dividends on any shares of the Senior Preferred Stock have been in arrears for six or more consecutive quarterly periods, the holders of such shares of Senior Preferred Stock will be entitled to vote for the election of two additional directors of the Company; (ii) so long as any shares of the Senior Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the shares of the Senior Preferred Stock outstanding at the time, authorize or create or increase the authorized or issued amount of, any class or series of capital stock ranking senior to or on a parity with the Senior Preferred Stock with respect to dividend and liquidation, dissolution and winding up rights; or (iii) as otherwise from time to time required by law. In addition, so long as any shares of the Senior Preferred Stock remain outstanding, the Company will not terminate the Company's status as a REIT without the affirmative vote or consent of the holders of at least a majority of the shares of Senior Preferred Stock, Convertible Preferred Stock and Common Stock outstanding at the time, voting together as a single class, given in person or by proxy, either in writing or at a meeting. Subject to certain exceptions specified in the Charter, no holder may own, either directly or constructively under the applicable attribution rules of the Code, more than 10.0% of the outstanding shares of Senior Preferred Stock, and no holder that owns an interest in any tenant under any lease of real property owned, in whole or in part, directly or indirectly by the Company, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant, may own, directly or constructively under the applicable attribution rules of the Code, more than 9.9% of the outstanding shares of Senior Preferred Stock. See "Description of Common Stock-- Restrictions on Ownership and Transfer."

    Subject to the preferential rights of the Senior Preferred Stock and any other series of Preferred Stock ranking senior as to dividends to the Convertible Preferred Stock and to the provisions of the Charter regarding Excess Stock, holders of shares of the Convertible Preferred Stock are entitled to receive, when and as declared by the Board, out of funds legally available for the payment of distributions and dividends, cumulative preferential cash dividends in an amount per share of Convertible Preferred Stock equal to the greater of (i) $2.125 per annum or (ii) the distributions and dividends on number of shares of Common Stock (or fraction thereof) into which a share of Convertible Preferred Stock is convertible. Prior to August 27, 1997, the Convertible Preferred Stock was quoted in the Nasdaq National Market under the trading symbol "PRMEP." Commencing on August 27, 1997, the Convertible Preferred Stock will be listed on the New York Stock Exchange under the symbol "PRT.PR." In the event of any liquidation, dissolution or winding up of the Company, subject to the prior rights of any series of capital stock ranking senior to the Convertible Preferred Stock, the holders of shares of Convertible Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference equal to the sum of $25.00 per share plus an amount equal to any accrued and unpaid dividends thereon (whether or not earned or declared) to the date of payment. On and after March 31, 1999, the Convertible Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, initially at a redemption price of $27.125 per share and thereafter at prices declining ratably to $25.00 per share on and after March 31, 2004, plus in each case accrued and unpaid dividends, if any, to the redemption date. The Convertible Preferred Stock has no stated maturity and will not be entitled to the benefit of any sinking fund. Holders of the Convertible Preferred Stock do not have any voting rights, except (i) whenever dividends on any shares of the Convertible Preferred Stock have been in arrears for six or more consecutive quarterly periods, the holders of such shares of Convertible Preferred Stock will be entitled to vote for the election of two additional directors of the Company; (ii) so long as any shares of the Convertible Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of shares of the Convertible Preferred Stock outstanding at the time, authorize or create or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Convertible Preferred Stock with respect to dividend and liquidation, dissolution and winding up rights; or (iii) as otherwise from time to time required by law. In addition, so long as any shares of the Convertible Preferred Stock remain outstanding, the Company will not terminate the Company's status as a REIT without the affirmative vote or consent of the holders of at least a majority of the shares of Senior Preferred Stock, Convertible Preferred Stock and Common Stock outstanding at the time, voting together as a single class, given in person or by proxy, either in writing or at a meeting. Subject to certain exceptions, holders of the Convertible Preferred Stock have the right, as provided in the Charter, except in the case of Convertible Preferred Stock called for redemption, to convert all or any of the Convertible Preferred Stock into shares of Common Stock at the conversion price of $20.90 per share of Common Stock, subject to adjustment upon the occurrence of certain events. The number of shares of Common Stock or other assets issuable upon conversion and the conversion price are subject to adjustment upon the occurrence of the certain events. Subject to certain exceptions specified in the Charter, no holder may acquire, either directly or constructively under the applicable attribution rules of the Code, or beneficially own shares of Convertible Preferred Stock if, as a result of such acquisition or beneficial ownership, such holder beneficially owns shares of capital stock (including all classes) of the Company in excess of 9.9% of the value of the Company's outstanding capital stock. See "Description of Common Stock--Restrictions on Ownership and Transfer."

    The preceding summary of the terms of the Senior Preferred Stock and the Convertible Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Charter.

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Charter and Bylaws (the "Bylaws") and any applicable amendment to the Charter designating terms of a series of Preferred Stock (a "Designating Amendment").

GENERAL

    Subject to the limitations prescribed by Maryland law and the Charter, the Board is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board or duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company.

    The Prospectus Supplement relating to any Preferred Stock offered thereby will contain the specific terms thereof, including, without limitation:

    (1) The title and stated value of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;

    (10) Whether interests in such Preferred Stock will be represented by Depositary Shares;

    (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

    (12) A discussion of certain material federal income tax considerations applicable to such Preferred Stock;

    (13) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (14) Any limitation on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

    (15) Any limitations on direct or beneficial ownership and restrictions on transfer of such Preferred Stock, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

    Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock and any Excess Stock of such class, and to all equity securities of the Company other than those referred to in clauses (ii) and (iii) below; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Holders of the Preferred Stock of each series will be entitled to receive cash dividends, when, as and if declared by the Board, out of funds legally available for the payment of cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board.

    Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    Unless otherwise specified in the Prospectus Supplement, if any shares of Preferred Stock of any series are outstanding, no full dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other equity securities of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company) shall be declared or paid or set aside for payment or other distribution or shall be declared or made upon the Common Stock, Excess Stock or any other equity securities of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company nor shall any Common Stock, Excess Stock or any other equity securities of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other equity securities of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company).

    If, for any taxable year, the Company elects to designate as "capital gains dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of shares of Preferred Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which shall be the total dividends (within the meaning of the Code) paid or made available to the holders of shares of Preferred Stock for the year and the denominator of which shall be the Total Dividends.

REDEMPTION

    If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of equity securities of the Company, the terms of such Preferred Stock may provide that, if no such equity securities shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable equity securities of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period, and
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for equity securities of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, such Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock, Excess Stock or any other class or series of equity securities of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of equity securities of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up of the Company, then the holders of the Preferred Stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of equity securities ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized securities of the Company into any such equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such equity securities; or (ii) amend, alter or repeal the provisions of the Company's Charter or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; PROVIDED, HOWEVER, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTIONS ON OWNERSHIP

    As discussed below under "Description of Common Stock--Restrictions on Ownership and Transfer," for the Company to qualify as a REIT under the Code not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the Designating Amendment for each series of Preferred Stock may contain certain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

    The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (a "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

    A Preferred Stock Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

    In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which has been converted or exchanged.

WITHDRAWAL

    Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION

    Whenever the Company redeems shares of Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that preserves the REIT status of the Company. See "Description of Preferred Stock--Redemption."

VOTING

    Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION

    The Depositary Shares, as such, will not be convertible into shares of Common Stock or any other securities or property of the Company, except in connection with certain conversions in connection with the preservation of the Company's status as a REIT. See "Description of Preferred Stock--Restrictions on Ownership." Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable

Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

    Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

    A Deposit Agreement will be permitted to be terminated by the Company upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. The Company will agree that if a Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or
(iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

    The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    A Preferred Stock Depositary will be permitted to resign at any time by delivering to the Company notice of its election to do so, and the Company will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.

    Neither a Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither the Company nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The authorized capital stock of the Company includes 75,000,000 shares of Common Stock, par value $.01 per share. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of Common Stock have no preemptive rights. As of June 30, 1997, there were 15,794,951 shares of Common Stock issued and outstanding, 8,505,472 shares of Common Stock reserved for issuance upon exchange of issued and outstanding Common Units and 1,099,750 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options. Prior to August 27, 1997, the Common Stock was quoted in the Nasdaq National Market under the trading symbol "PRME". Commencing on August 27, 1997, the Common Stock will be listed on the New York Stock Exchange under the symbol "PRT."

    The Charter of the Company provides for the Board to be divided into three classes of directors, each class to consist as nearly as possible of one-third of the directors. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The overall effect of the provisions in the Charter with respect to the classified board may be to render more difficult a change of control of the Company or removal of incumbent management. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the shares of Common Stock are able to elect all of the successors of the class of directors whose term expires at that meeting.

    Subject to the right of the holders of Preferred Stock to elect directors under certain circumstances, directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the aggregate number of votes then entitled to be cast generally in the election of directors.

    All shares of Common Stock issued will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of Common Stock if and when declared by the Board out of funds legally available therefor. The Company intends to continue to pay quarterly dividends.

    Under Maryland law, shareholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of Preferred Stock, if any, to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

    The Registrar and Transfer Agent for the Common Stock is American Stock Transfer and Trust Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    The Charter contains certain restrictions on the number of shares of Capital Stock, defined to include all classes of capital stock that the Company shall have authority to issue, including Senior Preferred Stock, Convertible Preferred Stock, Preferred Stock and Common Stock, that stockholders may own. For the Company to continue to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities other than, in general, qualified domestic pension funds) at any time during the last half of a taxable year (other than the first taxable year for which the election to be taxed as a REIT has been made). The capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because the Company intends to continue to qualify as a REIT, the Charter contains restrictions on the ownership and transfer of capital stock.

    Subject to certain exceptions specified in the Charter, no holder may own, either directly or constructively under the applicable attribution rules of the Code, more than 9.9% of the outstanding shares of Common Stock (the "Common Ownership Limit"). The Common Ownership Limit will not apply, however, to holders of shares of Common Stock who acquire shares of Common Stock in excess of the Common Ownership Limit solely by reason of the conversion of shares of Convertible Preferred Stock owned by such holder into shares of Common Stock; provided, however, that no such holder may own an interest in any tenant under any lease of real property owned, in whole or in part, directly or indirectly by the Company, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or, in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant.

    Subject to certain exceptions specified in the Charter, no holder may acquire, either directly or constructively under the applicable attribution rules of the Code, or beneficially own shares of Convertible Preferred Stock if, as a result of such acquisition or beneficial ownership, such holder beneficially owns shares of capital stock (including all classes) of the Company in excess of 9.9% of the value of the

Company's outstanding capital stock (the "Convertible Preferred Ownership Limit"). There are no restrictions on the ability of a holder of shares of Convertible Preferred Stock to convert such shares into shares of Common Stock even if, as a result of such conversion, the holder will own shares of Common Stock in excess of the Common Ownership Limit. However, no person may acquire or own share of Convertible Preferred Stock or shares of Common Stock to the extent that the aggregate of the shares of Common Stock owned by such holder and the shares of Common Stock that would be issued to such holder upon conversion of all the shares of Convertible Preferred Stock then owned by such holder, assuming that all of the outstanding shares of Convertible Preferred Stock were converted into Common Stock at such time, exceeds 9.9% of the total shares of Common Stock on a fully diluted basis (taking into account the shares of Common Stock actually outstanding and the shares of Common Stock that would be issued if all of the outstanding shares of Convertible Preferred Stock were converted into shares of Common Stock, but without regard to the shares of Common Stock issuable in exchange for Common Units).

    Subject to certain exceptions specified in the Charter, no holder may own, either directly or constructively under the applicable attribution rules of the Code, more than 10.0% of the outstanding shares of Senior Preferred Stock, and no holder that owns an interest in any tenant under any lease of real property owned, in whole or in part, directly or indirectly by the Company, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant, may own, directly or constructively under the applicable attribution rules of the Code, more than 9.9% of the outstanding shares of Senior Preferred Stock (the "Senior Preferred Ownership Limit"). The Senior Preferred Ownership Limit does not apply, however, to holders who acquired shares of Senior Preferred Stock in excess of the Senior Preferred Ownership Limit directly from Friedman, Billings, Ramsey & Co., Inc. in connection with the Initial Public Offering ("Initial Senior Preferred Holders"), provided, however, that (i) such holder may not own an interest in any tenant under any lease of real property owned, in whole or in part, directly or indirectly by the Company, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or, in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant and (ii) such holder's ownership of Senior Preferred Stock does not cause any "individual" (within the meaning of the Code) to beneficially or constructively own shares of Senior Preferred Stock in excess of the Senior Preferred Ownership Limit. Initial Senior Preferred Holders will not be able to acquire additional shares of Senior Preferred Stock in excess of the Senior Preferred Ownership Limit.

    Notwithstanding any of the foregoing ownership limits, no holder may own or acquire, either directly or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's Stock if such ownership or acquisition (i) would cause more than 50% in value of Company's outstanding stock to be owned, either directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds), (ii) would result in the Company's Stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (iii) would otherwise result in the Company failing to qualify as a REIT.

    The Board may, subject to the receipt of certain representations as required by the Charter and a ruling from the IRS or an opinion of counsel satisfactory to it, waive the ownership restrictions with respect to a holder if such waiver will not jeopardize the Company's status as a REIT. In addition, under the Charter, certain parties will not be subject to the Common Stock Ownership Limit in the event such parties (i) deliver to the Company either a ruling from the IRS or an opinion from nationally recognized tax counsel that such ownership will result in no individual (as defined in the Code) beneficially or constructively owning in excess of 9.9% of the outstanding Common Stock and (ii) represent to the Company that it does not and will not own more than a 9.9% interest in any tenant of the Company.

    If any stockholder purports to transfer capital stock to a person and either the transfer would result in the Company failing to qualify as a REIT, or such transfer would cause the transferee to hold capital stock in excess of an applicable ownership restriction, the purported transfer shall be null and void, the intended transferee will acquire no rights or economic interest in the capital stock, and the stockholder will be deemed to have transferred the capital stock to the Company in exchange for Excess Stock of the same class or classes as were purportedly transferred, which Excess Stock will be deemed to be held by the Company as trustee of a trust for the exclusive benefit of the person or persons to whom the shares can be transferred without violating the ownership restrictions. In addition, if any person owns, either directly or under the applicable attribution rules of the Code, shares of capital stock in excess of an applicable ownership restriction, such person will be deemed to have exchanged the shares of capital stock that cause the applicable ownership restriction to be exceeded for an equal number of shares of Excess Stock of the appropriate class, which will be deemed to be held by the Company as trustee of a trust for the exclusive benefit of the person or persons to whom the shares can be transferred without violating the ownership restrictions. A person who holds or transfers shares such that shares of capital stock shall have been deemed to be exchanged for Excess Stock will not be entitled to vote the Excess Stock and will not be entitled to receive any dividends or distributions (any dividend or distribution paid on shares of capital stock prior to the discovery by the Company that such shares have been exchanged for Excess Stock shall be repaid to the Company upon demand, and any dividend or distribution declared but unpaid shall be rescinded). Such person shall have the right to designate a transferee of such Excess Stock so long as consideration received for designating such transferee does not exceed a price (the "Limitation Price") that is equal to the lesser of (i) in the case of a deemed exchange for Excess Stock resulting from a transfer, the price paid for the shares in such transfer or, in the case of a deemed exchange for Excess Stock resulting from some other event, the fair market value, on the date of the deemed exchange, of the shares deemed exchanged, or (ii) the fair market value of the shares for which such Excess Stock will be deemed to be exchanged on the date of the designation of the transferee (or, in the case of a purchase by the Company, on the date the Company accepts the offer to sell). For these purposes, fair market value on a given date is determined by reference to the average closing price for the five preceding days. The shares of Excess Stock so transferred will automatically be deemed reexchanged for the appropriate shares of capital stock. In addition, the Company will have the right to purchase the Excess Stock for a period of 90 days at a price equal to the Limitation Price.

    An automatic redemption will occur to prevent any violation of the Convertible Preferred Ownership Limit that would not have occurred but for a conversion of Convertible Preferred Stock, or a redemption or open market purchase of Convertible Preferred Stock by the Company (each a "Corporation Induced Event"). In the event of any such automatic redemption, the redemption price of each share of Convertible Preferred Stock redeemed will be (x) if a purported acquisition of Convertible Preferred Stock in which full value was paid for such Convertible Preferred Stock caused the redemption, the price per share paid for the Convertible Preferred Stock, or (y) if the transaction that resulted in the redemption was not an acquisition in which the full value was paid for such Convertible Preferred Stock (e.g., a gift or Corporation Induced Event relating to stock held by others), a price per share equal to the market price on the date of the purported transfer that resulted in the redemption. Any dividend or other distribution paid to a holder of redeemed shares of Convertible Preferred Stock (prior to the discovery by the Company that such shares have been automatically redeemed by the Company as described above) will be required to be repaid to the Company upon demand. An automatic redemption also will occur with respect to Senior Preferred Stock under similar circumstances as those described above. The Board shall have authority at any time to waive the requirements that Excess Stock is deemed to be outstanding, or any such redemption would in the opinion of nationally recognized tax counsel jeopardize the status of the Company as a REIT for federal income tax purposes.

    If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decisions, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Company.

    All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

    Every owner of more than 5% (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding Senior Preferred Stock, Convertible Preferred Stock or Common Stock must file a written notice with the Company containing the information specified in the Charter no later than January 30 of each year. Furthermore, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect of such stockholder's direct, indirect and constructive ownership of such capital stock on the Company's status as a REIT.

    The foregoing ownership limitations may have the effect of precluding acquisition of control of the Company without the consent of the Board, and consequently, stockholders may be unable to realize a premium for their shares over the then prevailing market price which is customarily associated with such acquisitions.

                    DESCRIPTION OF THE WARRANTS TO PURCHASE
                        COMMON STOCK OR PREFERRED STOCK

    The Company has no Common Stock Warrants and Preferred Stock Warrants (collectively, the "Warrants") outstanding. The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

    The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered including, where applicable, the following: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the designation, terms and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants; (5) the designation and terms of the Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Offered Security; (6) the date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (7) the price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased; (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain Federal income tax considerations; and (12) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants. The exercise of any such Warrants will be subject to and limited by the transfer and ownership restrictions in the Company's Charter. See "Description of Common Stock--Restrictions on Ownership and Transfer."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of Convertible Preferred Stock, Common Stock, or warrants for Convertible Preferred Stock or Common Stock ("Warrants"). Winston & Strawn has acted as special tax counsel ("Tax Counsel") to the Company in connection with this Prospectus and has reviewed this summary and is of the opinion that it fairly summarizes the federal income tax considerations that are likely to be material to a holder of Common Stock, Convertible Preferred Stock or Warrants. The discussion contained herein does not address all aspects of federal income taxation that may be relevant to particular holders in light of their personal investment or tax circumstances, or to certain types of holders (including, without limitation, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons whose functional currency is other than the United States dollar, persons who hold the Common Stock, Convertible Preferred Stock or Warrants as part of a straddle, hedging, or conversion transaction or, except as specifically described herein, foreign persons) who are subject to special treatment under the federal income tax laws. In addition, this summary is generally limited to investors who will hold the Common Stock, Convertible Preferred Stock, or Warrants as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. To the extent the federal income tax treatment of particular issuances of Convertible Preferred Stock, Common Stock, or Warrants differs from the summary below, any additional tax considerations will be disclosed in the applicable Prospectus Supplement.

    The statements in this discussion are based on current provisions of the Code, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly with retroactive effect. No assurance can be given that future legislative, judicial, or administrative actions or decisions will not affect the accuracy of any statements in this summary. No ruling will be sought from the IRS with respect to any matter discussed herein.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP, AND SALE OF COMMON STOCK, CONVERTIBLE PREFERRED STOCK OR WARRANTS AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST ("REIT"), INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

    The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable Treasury Regulations promulgated thereunder, which together set forth the requirements for qualifying as a REIT (the "REIT Requirements"), commencing with its taxable year ending December 31, 1994. The Company believes that it is organized and has operated in such a manner to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner in the future. No assurance can be given, however, that the Company has operated in a manner to so qualify as a REIT or will continue to operate in a manner so as to remain qualified as a REIT.

    The REIT Requirements (i.e., the Code sections and Treasury Regulations relating to the federal income tax treatment of REITs and their stockholders) are highly technical and complex. The following discussion sets forth only the material aspects of those provisions. This summary is qualified in its entirety by the applicable Code sections, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof.

    Subject to the qualifications stated herein and in its opinion, Tax Counsel has given the Company an opinion that (i) the Company is organized in conformity with the requirements for qualification as a REIT; (ii) the Company's method of operation has enabled it to meet the requirements for qualification and taxation as a REIT; and (iii) its method of operation enables it to continue to meet the requirements for qualification as a REIT. An opinion of counsel is not binding on the IRS or a court and there can be no assurance that the IRS or a court will not take a position different from that expressed by Tax Counsel. It also must be emphasized that Tax Counsel's opinion is based on various assumptions and is conditioned upon numerous representations made by the Company as to factual matters, including those related to its business and properties as set forth in this Prospectus. Tax Counsel has not independently verified the Company's representations. Moreover, the Company's qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, the actual operating results, distribution levels, diversity of stock ownership and the various other qualification tests imposed by the Code as discussed below. Tax Counsel will not review the Company's compliance with these tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. See "Certain Federal Income Tax Considerations--Failure to Qualify".

TAXATION OF THE COMPANY

    If the Company continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income tax on that portion of its ordinary income or capital gain that is currently distributed to its stockholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends paid to stockholders substantially eliminates the federal "double taxation" on earnings (once at the corporate level and once again at the stockholder level) that generally results from an investment in a corporation.

    Even if the Company continues to qualify for taxation as a REIT, it may be subject to federal income tax in certain circumstances. First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income" and undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the corporate "alternative minimum tax" on its items of tax preference, if any. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, the Company will be subject to tax on such income at the highest regular corporate rate. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain its qualification as a REIT because certain other requirements are met, the Company will be subject to a 100% tax on the greater of the amount by which the Company fails the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute for each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Finally, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company subsequently recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the Company, then, pursuant to guidelines issued by the IRS, the excess of (i) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (ii) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (i.e., "built-in gain") will be subject to tax at the highest regular corporate rate. The Clinton Administration has proposed legislation which, if enacted, may alter this rule for assets transferred to a REIT by certain C corporations after December 31, 1997. Under this proposed legislation, C corporations having stock with a value greater than $5 million would have to recognize any built-in gain on any assets transferred to the REIT at the time of the transfer, and the REIT would have a fair market value basis in the assets. A REIT that receives such assets may have transferee liability for the tax liability on this gain to the extent it inherits this tax liability from the transferor.

    If the Company invests in retail properties or other real estate in foreign countries, the Company's profits from such investments will generally be subject to tax in the countries where such properties are located. The precise nature and amount of any such taxation will depend on the laws of the countries where the properties are located. If the Company satisfies the annual distribution requirements for qualification as a REIT and is therefore not subject to federal corporate income tax on that portion of its ordinary income and capital gain that is currently distributed to its stockholders, the Company will generally not be able to recover the cost of any foreign tax imposed on profits from its foreign investments by claiming foreign tax credits against its U.S. tax liability on such profits. Moreover, a REIT is not able to pass foreign tax credits through to its stockholders.

    The Company uses the calendar year for both federal income tax purposes and for financial reporting purposes.

REQUIREMENTS FOR QUALIFICATION

    To qualify as a REIT, the Company must have met and continue to meet the requirements, discussed below, relating to the Company's organization, the sources of its gross income, the nature of its assets, and the level of distributions to its stockholders.

    ORGANIZATIONAL REQUIREMENTS. The Code requires that a REIT be a corporation, trust, or association:

        (i) which is managed by one or more trustees or directors;

        (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

       (iii) which would be taxable as a domestic corporation but for compliance with the REIT Requirements;

        (iv) which is neither a financial institution nor an insurance company subject to certain special provisions of the Code;

        (v) the beneficial ownership of which is held by 100 or more persons;

        (vi) at any time during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly through the application of certain attribution rules, by or for five or fewer individuals (as defined in the Code to include certain tax-exempt entities other than, in general, qualified domestic pension funds); and

       (vii) which meets certain other tests, described below, regarding the nature of its income and assets.

    The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

    The Company has issued sufficient shares of Preferred Stock, Convertible Preferred Stock and Common Stock (collectively, "Stock") in sufficient proportions to allow the Company to satisfy the requirement set forth in (v) above (the "100 stockholder" requirement).

    As set forth in (vi) above, to qualify as a REIT, the Company must satisfy the requirement set forth in Section 856(a)(6) of the Code that it not be closely held. The Company will not be closely held so long as at all times during the last half of any taxable year of the Company, not more than 50% in value of its outstanding Stock is owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds) (the "five or fewer" requirement). Although the Charter of the Company contains certain restrictions on the ownership and transfer of the Stock, the restrictions do not ensure that the Company will be able to satisfy the "five or fewer" requirement. This risk results primarily, though not exclusively, from potential fluctuations in values among the different classes of Stock. If the Company fails to satisfy the "five or fewer" requirement, the Company's status as a REIT will terminate, and the Company will not be able to prevent such termination. See "Certain Federal Income Tax Considerations--Failure to Qualify."

    OWNERSHIP OF A PARTNERSHIP INTEREST. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the assets of the partnership corresponding to the REIT's capital interest in such partnership and is deemed to be entitled to the income of the partnership attributable to such proportionate share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the REIT Requirements, including satisfying the gross income tests and the asset tests. Accordingly, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership, including the Operating Partnership's proportionate share of the assets, liabilities and items of income of each Property Partnership, are treated as assets, liabilities and items of income of the Company for purposes of applying the REIT Requirements, provided that the Operating Partnership and each of the Property Partnerships are treated as partnerships for federal income tax purposes. See "Certain Federal Income Tax Considerations--Partnership Classification."

    INCOME TESTS. To maintain its qualification as a REIT, the Company must satisfy three gross income requirements annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Income realized by the Company on the expiration of unexercised Warrants would not constitute qualifying income for the purposes of this 75% test. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments and from dividends, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

    Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent received or accrued with respect to any property must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Rents received from a tenant that are based on the tenant's income from the property will not be treated as rents based on income or profits and thus excluded from the term "rents from real property" if the tenant derives substantially all of its income with respect to such property from the leasing or subleasing of substantially all of such property, provided that the tenant receives from subtenants only amounts that would be treated as rents from real property if received directly by a REIT. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, if the Company provides services to its tenants, rents received by the Company from such tenants will qualify as "rents from real property" only if the services are of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Code. A tax-exempt organization may provide services which are

"usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered for the convenience of the occupant," without incurring unrelated business taxable income. Services which would give rise to unrelated business taxable income if provided by a tax-exempt organization must be provided by an "independent contractor" who is adequately compensated and from whom the Company does not derive or receive any income. Receipts for services furnished to a tenant (whether or not rendered by an independent contractor) which are not customarily provided to tenants in properties of a similar class in the geographic market in which the property is located will in no event qualify as "rents from real property."

    Substantially all of the gross income of the Company is attributable generally to investments in real property and specifically to rents attributable to and gains from the disposition of real property. The Company does not receive rents in excess of a DE MINIMIS amount based on the net income or profits of a tenant. Moreover, the Company believes that it does not receive any rents from a Related Party Tenant, and does not receive rent attributable to personal property leased in connection with a lease of real property that exceeds 15% of the total rents received under any such lease.

    The Operating Partnership provides certain services with respect to the Properties, but does not satisfy the "independent contractor" requirements described above. To the extent necessary to preserve the Company's status as a REIT, the Operating Partnership will arrange to have services provided by independent contractors from whom the Company does not derive or receive any income.

    The Operating Partnership also receives fees in exchange for the performance of certain usual and customary services relating to property not owned entirely by the Operating Partnership. The ratable portion of these fees attributable to the part of the property not owned by the Operating Partnership does not constitute qualifying income under the 75% or 95% gross income tests. The remainder of these fees is ignored under the 75% and 95% gross income test as long as the Operating Partnership maintains a significant interest in the properties. The Company believes that the aggregate amount of such nonqualifying fees (and any other nonqualifying income) in any taxable year will not exceed the limits on nonqualifying income under the three gross income tests described above.

    Should the potential amount of nonqualifying income in the future create a risk as to the qualification of the Company as a REIT, the Company intends to take action to avoid not qualifying as a REIT. The Company may for instance transfer certain nonqualifying activities to a taxable corporation from which it would receive dividends. If this should occur, the Operating Partnership would be entitled to receive dividends as a stockholder of such corporation, which dividends generally should constitute qualifying income for purposes of the 95% gross income test. The amount of dividends available for distribution to the Company would be reduced below the comparable amount of fee income that would otherwise be received by the Operating Partnership because such a corporation would be subject to a corporate level tax on its taxable income, thereby reducing the amount of cash available for distribution. Furthermore, the Company would structure the stock interest owned by the Operating Partnership in such a corporation to ensure that the various asset tests described below would not be violated (i.e., the Operating Partnership would not own more than 10% of the voting securities of such corporation and the value of the stock interest would not exceed 5% of the value of the Company's total assets).

    If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet such test(s) was due to reasonable cause and not due to willful neglect,
(ii) the Company reported the nature and amount of each item of its income included in the test(s) for such taxable year on a schedule attached to its return, and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether, in all circumstances, the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally earns exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above in "--Taxation of the Company" even if these relief provisions apply, the Company will still be subject to a 100% tax on the greater of the amount by which the Company failed the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. No similar mitigation provision applies to provide relief if the Company fails to satisfy the 30% income test, and in such case, the Company will cease to qualify as a REIT. See "Certain Federal Income Tax Considerations--Failure to Qualify."

    ASSET TESTS. At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets, including its allocable share of assets held by the Operating Partnership and each Property Partnership in which the Operating Partnership is a partner, must be represented by real estate assets (which for this purpose includes stock or debt instruments held for not more than one year purchased with proceeds of a stock offering or a long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. By virtue of its partnership interest in the Operating Partnership, the Company will be deemed to own for purposes of the three asset tests its pro rata share of the assets of the Operating Partnership, and the assets of each Property Partnership in which the Operating Partnership is a partner. The Operating Partnership owns 100 percent of the nonvoting preferred stock of a corporation, which indirectly performs certain activities at the Properties, but none of such corporation's voting stock. The Company does not believe that its pro rata share of the stock the Operating Partnership owns in such corporation exceeds 5% of the total value of the Company's assets. The Company owns 100% of the stock of certain financing corporations which will constitute "qualified REIT subsidiaries" under the Code. Qualified REIT subsidiaries are not treated as separate corporations for federal income tax purposes. Instead, their assets, liabilities, and items of income, deduction, and credit are treated as assets, liabilities and items of the Company.

    After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

    ANNUAL DISTRIBUTION REQUIREMENTS. To continue to qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to (i) the sum of (A) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) plus (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. A distribution which is not PRO RATA within a class of stock entitled to a dividend or which is not consistent with the rights to distributions between classes of stock (a "preferential dividend") is not taken into consideration for the purpose of meeting the distribution requirement. Accordingly, the payment of a preferential dividend could affect the Company's ability to meet this distribution requirement.

    To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

Furthermore, if the Company should fail to distribute for each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, plus (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    The Company has and intends to continue to make timely distributions sufficient to satisfy all of the annual distribution requirements. The Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy these distribution requirements. It is possible that, from time to time, the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to the insufficiency of cash flow from the Operating Partnership in a particular year or to timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's "REIT taxable income," on the other hand. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to cause the Operating Partnership to arrange for borrowings, or to pay dividends in the form of taxable stock dividends.

    If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the IRS upon audit, the Company may retroactively cure the failure by paying "deficiency dividends" to its stockholders in a later year, which may then be included in the Company's deduction for dividends paid for the earlier year. The Company may thus be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

    PENALTY TAX ON PROHIBITED TRANSACTIONS. The Company's share of any gain realized on the sale of any property held as inventory or otherwise primarily for sale to customers in the ordinary course of its trade or business generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income will also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership, through the Property Partnerships, intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties and other retail properties and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered inventory or other property held primarily for sale to customers in the ordinary course of a trade or business and that the amount of income from prohibited transactions, if any, will not be material. Nevertheless, the IRS could contend otherwise. In particular, some of the Property Partnerships own parcels of vacant land which are located adjacent to, or near, particular Properties that are not necessarily required for use in connection with the outlet center located at a particular Property (referred to as "outparcels"). The Company believes that the outparcels should not be considered inventory or as held primarily for sale to customers in the ordinary course of the Company's trade or business, but there is a risk that the IRS could contend otherwise, in which event the profit from sales of such outparcels allocable to the Company would be subject to a 100% tax. In the event that the Company determines that the level of such sale activity is sufficient to cause such sales to be subject to 100% tax, the Company intends to hold and sell such outparcels through a separate corporation in which the Operating Partnership would hold a permitted stock interest. The Company would structure the stock interest owned by the Operating Partnership in any such corporation to ensure that the various asset tests described above would not be violated (i.e., the Operating Partnership would not own more than 10% of the voting securities of such corporation and the value of the stock interest would not exceed 5% of the value of the Company's total assets). See "Certain Federal Income Tax Considerations--Requirements for Qualification." Such corporation would be subject to a corporate level tax on its taxable income, thereby reducing the amount of cash available for distribution.

FAILURE TO QUALIFY

    If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be required and, if made, will not be deductible by the Company. As a result, the Company's failure to qualify as a REIT will reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to the Company's stockholders will be taxable as ordinary dividend income to the extent of the Company's then current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to determine whether the Company would be entitled to such statutory relief in all circumstances.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

    The Company holds direct or indirect interests in the Operating Partnership and each of the Property Partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). The following discussion summarizes certain federal income tax considerations applicable solely to the Company's investments in the Partnerships. The discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

PARTNERSHIP CLASSIFICATION

    The Company is entitled to include in its income its distributive share of the income, and to deduct its distributive share of the losses, of each of the Partnerships only if each such Partnership is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation.

    Prior to January 1, 1997, an organization formed as a partnership was treated as a partnership for federal income tax purposes rather than a corporation only if it had no more that two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes. These four characteristics were (i) continuity of life, (ii) centralization of management,
(iii) limited liability, and (iv) free transferability of interests. Under final Treasury Regulations which became effective January 1, 1997, the four factor test has been eliminated and an entity with two or more members formed as a partnership will be taxed as a partnership for federal income tax purposes unless it specifically elects otherwise. These final regulations provide that the IRS will not challenge the classification of an existing partnership for tax periods prior to January 1, 1997 so long as (i) the entity had a reasonable basis for its claimed classification, (2) the entity and all its members recognized the federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS. The Company believes that the Partnerships should be currently treated as partnerships for federal income tax purposes because the Company and the Partnerships had a reasonable basis for their claimed partnership classification, and none of those entities or members of those entities had been notified of any examination by the IRS on or before May 8, 1996. Furthermore, under the Treasury Regulations, because none of the interests in the Partnerships are registered under the Securities Act of 1933 or traded on an established securities market and none of the Partnerships have more than 100 partners, the Company believes that none of the Partnerships should be treated as publicly traded partnerships within the meaning of Code section 7704 which are taxed as corporations for federal income tax purposes.

    If for any reason any of the Partnerships were taxable as a corporation rather than as a partnership for federal income tax purposes, the character of the Company's assets and items of gross income would change, and, as a result, the Company would most likely be unable to satisfy the income and asset tests, which would thus prevent the Company from qualifying as a REIT. In addition, any change in the status for tax purposes of any of the Partnerships might be treated as a taxable event, in which case the Company could incur a tax liability without any related cash distribution. Further, if any of the Partnerships were to be treated as an association (or publicly traded partnership) taxable as a corporation, items of income, gain, loss, deduction and credit of such Partnership would not pass through to its partners; instead, the Partnership would be taxable as a corporation, subject to entity-level taxation on its net income at regular corporate tax rates. The partners of any such Partnership would be treated for federal income tax purposes as stockholders, with distributions to such partners being treated as dividends. See "Certain Federal Income Tax Considerations--Requirements for Qualification--Income Tests, Asset Tests."

INCOME TAXATION OF THE PARTNERSHIPS AND THEIR PARTNERS

    PARTNERS, NOT PARTNERSHIPS, SUBJECT TO TAX. A partnership is not a separate taxable entity for federal income tax purposes. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. The Company will be required to take into account its allocable share of the foregoing items of the Partnerships for purposes of the various REIT income tests and in the computation of its "REIT taxable income." See "Certain Federal Income Tax Considerations--Requirements for Qualification--Income Tests."

    PARTNERSHIP ALLOCATIONS. Although a partnership agreement will generally determine the allocation of a partnership's income and losses among the partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) and the Treasury Regulations promulgated thereunder.

    If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss contained in the partnership agreements for each of the existing Partnerships generally are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership (such as interests in the Property Partnerships that own the Properties) in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including interests in the Property Partnerships that own the Properties). Consequently the Partnership agreements require allocations of income, gain, loss, and deduction attributable to such contributed property to be made in a manner that is consistent with Section 704(c) of the Code.

    In general, the limited partners of the Operating Partnership are allocated, solely for tax purposes, lower amounts of depreciation deductions and increased taxable income and gain on the sale by the Property Partnerships of the Properties than would ordinarily be the case for economic or book purposes. This will tend to eliminate the Book-Tax Differences over the life of the Partnerships. However, the special allocation rules of Section 704(c) do not always entirely rectify a Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Moreover, the application of Section 704(c) principles in tiered partnership arrangements is not entirely clear. Accordingly, variations from normal Section 704(c) principles could arise.

    The Operating Partnership and the Company have elected to use the traditional method with curative allocations under Treasury Regulation section 1.704-3(c) as the method of accounting for the Book-Tax Differences with respect to properties contributed to the Partnerships.

    With respect to any property purchased by any of the Property Partnerships subsequent to the formation of the Company, such property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

    BASIS IN PARTNERSHIP INTEREST. The Company's adjusted tax basis in its partnership interest in the Operating Partnership is generally (i) equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) increased by (A) the Company's allocable share of the Operating Partnership's income and (B) the Company's allocable share of indebtedness of the Operating Partnership, and (iii) reduced, but not below zero, by (A) the Company's allocable share of the Operating Partnership's losses and (B) the amount of cash and the basis of any other property distributed by the Operating Partnership to the Company, including any constructive cash distributions resulting from a reduction in the Company's allocable share of indebtedness of the Operating Partnership.

    If the allocation to the Company of its distributive share of any loss of the Operating Partnership would reduce the adjusted tax basis in its partnership interest in the Operating Partnership below zero, the recognition of such excess loss will be deferred until such time and to the extent that the Company has sufficient tax basis in its partnership interest so that the recognition of such loss would not reduce the amount of such tax basis below zero. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (each such decrease being considered a constructive cash distribution to the Company), would reduce the Company's adjusted tax basis in its partnership interest below zero, such excess distributions (including such constructive distributions) would constitute taxable income to the Company. Such distributions and constructive distributions will normally be characterized as a capital gain, and if the Company has held its partnership interest in the Operating Partnership for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gains.

    The rules described above with respect to basis apply equally to the Operating Partnership in its capacity as a partner in any Property Partnership, as well as to the Company in its capacity as a partner in any Property Partnership.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

    As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock or Convertible Preferred Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate which is subject to taxation in the United States regardless of the source of its income or (iv) is a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

    As long as the Company continues to qualify as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations. For purposes of determining whether distributions on the Convertible Preferred Stock and Common Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Senior Preferred Stock, then the Convertible Preferred Stock, and then the Common Stock. There can be no assurance that the Company will have sufficient earnings and profits to cover distributions on the Senior Preferred Stock, Convertible Preferred Stock, and the Common Stock.

    Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to U.S. Stockholders as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held his/her shares of Common Stock or Convertible Preferred Stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. Any capital gain dividends designated by the Company will be allocated among the classes of Stock based on the ratio of the total dividends (distributions out of earnings and profits) paid to a class over total dividends paid to all classes of Stock.

    To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his/her shares of Common Stock or Convertible Preferred Stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his/her shares taxable as capital gains (provided that the shares have been held as a capital asset). Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

    Upon any sale or other disposition of shares of Common Stock or Convertible Preferred Stock, a U.S. Stockholder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition, and (ii) the holder's adjusted basis in the shares of stock. Such gain or loss will generally be capital gain or loss and will be long-term gain or loss if such shares have been held for more than one year. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of Common Stock or Convertible Preferred Stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute "unrelated business taxable income." Although revenue rulings are interpretive in nature and are subject to revocation or modification by the IRS, based upon the revenue ruling and the analysis therein, distributions made by the Company to a U.S. Stockholder that is a tax-exempt entity (such as an individual retirement account (IRA) or a 401(k) plan) should not constitute unrelated business taxable income unless such tax-exempt U.S. Stockholder has financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code, or the shares are otherwise used in an unrelated trade or business conducted by such U.S. Stockholder.

    Special rules apply to certain tax-exempt pension funds (including 401(k) plans but excluding IRAs or government pension plans) that own more than 10% (measured by value) of a "pension held REIT" at any time during a taxable year beginning after December 31, 1993. Such a pension fund may be required to treat a certain percentage of all dividends received from the REIT during the year as unrelated business taxable income. The percentage is equal to the ratio of the REIT's gross income (less direct expenses related thereto) derived from the conduct of unrelated trades or businesses determined as if the REIT were a tax-exempt pension fund, to the REIT's gross income (less direct expenses related thereto) from all sources. The special rules will not apply to require a pension fund to recharacterize a portion of its dividends as unrelated business taxable income unless the percentage computed is at least 5%.

    A REIT will be treated as a "pension held REIT" if the REIT is predominantly held by tax-exempt pension funds and if the REIT would otherwise fail to satisfy the "five or fewer" ownership requirements discussed above, see "Certain Federal Income Tax Considerations--Requirements for Qualification-- Organizational Requirements," if the stock of the REIT held by such tax-exempt pension funds were not treated as held directly by their respective beneficiaries. A REIT is predominantly held by tax-exempt pension funds if at least one tax-exempt pension fund holds more than 25% (measured by value) of the REIT's stock, or if one or more tax-exempt pension funds (each of which owns more than 10% (measured by value) of the REIT's stock) own in the aggregate more than 50% (measured by value) of the REIT's stock. The Company believes that it will not be treated as a pension-held REIT. However, because the shares of the Company are publicly traded, no assurance can be given that the Company is not or will not become a pension-held REIT.

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing United States federal income taxation of the Company's shareholders who do not qualify as U.S. Stockholders (collectively, "Non-U.S. Stockholders") are highly complex, and the following discussion is intended only as a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of United States federal, state, and local income tax laws on an investment in shares of Common Stock or Convertible Preferred Stock, including any reporting requirements.

    In general, Non-U.S. Stockholders are subject to regular United States income tax with respect to their investment in shares of Common Stock or Convertible Preferred Stock in the same manner as a U.S. Stockholder if such investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income with respect to its investment in Common Stock or Convertible Preferred Stock that is (or is treated as) effectively connected with the conduct of a trade or business in the United States also may be subject to the 30% branch profits tax imposed by the Code, which is payable in addition to regular United States corporate income tax. The following discussion addresses only the United States taxation of Non-U.S. Stockholders whose investment in shares of Common Stock or Convertible Preferred Stock is not effectively connected with the conduct of a trade or business in the United States.

    ORDINARY DIVIDENDS. Distributions made by the Company that are not attributable to gain from the sale or exchange by the Company of United States real property interests and that are not designated by the Company as capital gain dividends will be treated as ordinary income dividends to the extent made out of current or accumulated earnings and profits of the Company. Generally, such ordinary income dividends will be subject to United States withholding tax at the rate of 30% on the gross amount of the dividend paid unless reduced or eliminated by an applicable United States income tax treaty. The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such dividends paid to a Non-U.S. Stockholder unless a lower treaty rate applies and the Non-U.S. Stockholder has filed an IRS Form 1001 with the Company, certifying the Non-U.S. Stockholder's entitlement to treaty benefits.

    NON-ORDINARY DIVIDEND DISTRIBUTIONS. Distributions made by the Company in excess of its current and accumulated earnings and profits will generally be treated first as a tax-free return of capital to each Non-U.S. Stockholder, reducing the adjusted basis which such Non-U.S. Stockholder has in his/her shares of Common Stock or Convertible Preferred Stock for U.S. tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a Non-U.S. Stockholder's adjusted basis in his/her shares being treated as gain from the sale or exchange of such shares, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of the Company's current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to a dividend distribution. However, the Non-U.S. Stockholder may seek a refund from the IRS of any amount withheld if it is subsequently determined that such distribution was, in fact, in excess of the Company's then current and accumulated earnings and profits.

    As long as the Company continues to qualify as a REIT, distributions made by the Company that are attributable to gain from the sale or exchange by the Company of a United States real property interest ("USRPI") will be taxed to a Non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as if such distributions were gains "effectively connected" with the conduct of a trade or business in the United States. Accordingly, a Non-U.S. Stockholder will be taxed on such distributions at the same capital gain rates applicable to U.S. Stockholders (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the case of a corporate Non-U.S. Stockholder that is not entitled to treaty relief or exemption. The Company will be required to withhold tax from any distribution to a Non-U.S. Stockholder that could be designated by the Company as a USRPI capital gain dividend in an amount equal to 35% of the gross distribution. The amount of tax withheld is fully creditable against the Non-U.S. Stockholder's FIRPTA tax liability, and if such amount exceeds the Non-U.S. Stockholder's federal income tax liability for the applicable taxable year, the Non-U.S. Stockholder may seek a refund of the excess from the IRS. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding.

    SALE OR EXCHANGE OF THE COMPANY'S STOCK. Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of shares of Common Stock or Convertible Preferred Stock generally will not be subject to United States taxation unless the Common Stock or Convertible Preferred Stock constitutes a USRPI within the meaning of FIRPTA. The Common Stock or Convertible Preferred Stock will not constitute a USRPI so long as the Company is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. The Company believes that it is and will continue to be a "domestically controlled REIT," and therefore that the sale of shares of Common Stock or Convertible Preferred Stock will not be subject to taxation under FIRPTA. However, because the shares of Stock will be publicly traded, no assurance can be given that the Company is or will continue to be a "domestically-controlled REIT."

    If the Company did not constitute a "domestically-controlled REIT," gain arising from the sale or exchange by a Non-U.S. Stockholder of shares of Common Stock or Convertible Preferred Stock would be subject to United States taxation under FIRPTA as a sale of a USRPI unless (i) the stock is regularly traded (as defined in the applicable Treasury Regulations) and (ii) the selling Non-U.S. Stockholder's interest (after application of certain constructive ownership rules) in the Company is 5% or less at all times during the 5 years preceding the sale or exchange. If gain on the sale or exchange of shares of Common Stock or Convertible Preferred Stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the Common Stock or Convertible Preferred Stock would be required to withhold and remit to the IRS 10% of the purchase price. Additionally, in such case, distributions treated as a return of capital or capital gain from sale of the stock would be subject to a 10% withholding tax.

    Notwithstanding the foregoing, gain from the sale or exchange of shares of Common Stock or Convertible Preferred Stock not otherwise subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

    The Company reports to its U.S. Stockholders and to the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the rate of 31% on dividends paid unless such U.S. Stockholder (i) is a corporation or falls within certain other exempt categories and, when required, can demonstrate this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder who does not provide the Company with his/her correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Stockholder's federal income tax liability. In addition, the Company may be required to withhold a portion of any capital gain distributions made to U.S. Stockholders who fail to certify their non-foreign status to the Company. See "Certain Federal Income Tax Considerations--Taxation of Non-U.S. Stockholders."

    Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Stockholders, and Non-U.S. Stockholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements.

SPECIAL RULES REGARDING THE TAXATION OF HOLDERS OF CONVERTIBLE PREFERRED STOCK

    REDEMPTION OF CONVERTIBLE PREFERRED STOCK. A redemption of shares of Convertible Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange under Section 302(b) if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder within the meaning of Section 302(b)(2) of the Code. In determining whether any of these tests have been met, shares of Stock (and other equity interests in the Company) considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares of Stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Convertible Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, holders of Convertible Preferred Stock are advised to consult their own tax advisors to determine such treatment.

    If a redemption of shares of Convertible Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributed to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the shares of Convertible Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of Convertible Preferred Stock have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

    If a redemption of shares of Convertible Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of Convertible Preferred Stock for tax purposes will be transferred to the holder's remaining shares of Stock in the Company, if any. If the holder owns no other shares of Stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

    REDEMPTION PREMIUM. Under Section 305(c) of the Code and applicable Treasury Regulations, if the redemption price of the Convertible Preferred Stock exceeds its issue price by more than a DE MINIMIS amount then, in certain circumstances, the amount of such excess may be deemed to be a constructive distribution (treated as a dividend to the extent of the Company's current and accumulated earnings and profits) which is taxable to the holder at a constant yield (as if it was original issue discount on a debt instrument) over the period the Convertible Preferred Stock cannot be redeemed.

    A redemption premium is considered DE MINIMIS under the Treasury Regulations if it is less than the product of .25% times the redemption price of the Convertible Preferred Stock times the number of complete years the Convertible Preferred Stock is outstanding. The Company does not expect that the price paid for the redemption of the Convertible Preferred Stock would be considered DE MINIMIS.

    However, the constant yield method, described above, which must be used to take into account the redemption premium on preferred stock only applies if the subject preferred stock is (i) mandatorily redeemable, (ii) redeemable at the holder's option, or (iii) redeemable at the issuer's option if at the time of issue, based on all the facts and circumstances, it is more likely than not that the issuer will exercise such option. With respect to situation (iii) in the preceding sentence, the Treasury Regulations further provide that, even if the redemption is more likely than not to occur, this constant yield method will not apply if the redemption premium is solely in the nature of a penalty for premature redemption. A redemption premium is considered to be a penalty for premature redemption only if it is paid as a result of changes in economic or market conditions over which the issuer of the stock or the holder does not have legal or practical control.

    The Convertible Preferred Stock is not mandatorily redeemable or redeemable at the holder's option, and the Company does not believe that at the time of issue it is more likely than not that the Convertible Preferred Stock will be redeemed; thus, the Company does not expect that a holder of such stock will be required to take the redemption premium into income as a dividend distribution at a constant yield over the period the holder holds such stock. However, no assurance can be given that the IRS will not take a contrary position.

    CONVERSION OF CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK. In general, no gain or loss will be recognized for federal income tax purposes upon the conversion of the Convertible Preferred Stock solely into shares of Common Stock. The basis that a holder will have for tax purposes in the shares of the Common Stock received upon the conversion will be equal to the adjusted basis the holder had in the shares of Convertible Preferred Stock so converted, and, provided that the shares of Convertible Preferred Stock were held as a capital asset, the holding period for the shares of Common Stock received will include the holding period for the shares of Convertible Preferred Stock converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of fractional shares of Common Stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis in such fractional shares. Furthermore, under certain circumstances, a holder of shares of Convertible Preferred Stock may recognize gain or dividend income to the extent there are dividends in arrears on the Convertible Preferred Stock at the time of conversion into Common Stock.

    ADJUSTMENTS TO CONVERSION PRICE. Adjustments in the conversion price (or the failure to make such adjustments) pursuant to the anti-dilution provisions of the Convertible Preferred Stock or otherwise may result in constructive distributions to the holders of Convertible Preferred Stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution were to occur, a holder of Convertible Preferred Stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash. Additionally, such a constructive dividend may constitute a preferential dividend by the Company.

TREATMENT OF WARRANT HOLDERS

    The federal income tax treatment of purchasers of Warrants will be more fully discussed in the applicable Prospectus Supplement. Generally, a holder of a Warrant does not recognize any gain or loss on the acquisition of the Warrant. If the holder exercises the Warrant for stock in the Company, the amount paid by such holder for the Warrant generally will become part of the holder's basis in the stock received upon exercise of such Warrant. The sale or disposition of the Warrant or the allowing of a Warrant to expire unexercised generally will cause the holder to recognize gain or loss for federal income tax purposes with the character of such gain or loss generally determined by reference to the character of the stock in the holder's hands which would have been received upon the exercise of the Warrant.

OTHER TAX CONSIDERATIONS

    POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX
CONSEQUENCES. Prospective holders should recognize that the present federal income tax treatment of the Company may be modified by future legislative, judicial or administrative actions or decisions at any time, which may be retroactive in effect, and, as a result, any such action or decision may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in statutory changes as well as promulgation of new, or revisions to existing, regulations and revised interpretations of established concepts. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting the Company or its stockholders. Revisions in federal income tax laws and interpretations thereof could adversely affect the tax consequences of an investment in Common Stock, Convertible Preferred Stock, or Warrants. Congress is currently considering tax bills that would modify many of the REIT provisions of the Code, including a repeal of the 30% income test and a credit for the tax paid by the REIT on retained capital gains. These provisions which are currently under consideration should not adversely affect most shareholders.

    STATE AND LOCAL TAXES. The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Common Stock, Convertible Preferred Stock or Warrants.

                              PLAN OF DISTRIBUTION

    The Company may sell Offered Securities to or through one or more underwriters, and also may sell Offered Securities directly to other purchasers or through agents.

    The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Offered Securities, underwriters may receive compensation from the Company or from purchasers of Offered Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Offered Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Offered Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

    Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock or the Convertible Preferred Stock which have been authorized for listing on the New York Stock Exchange under the trading symbols "PRT" and "PRT.PR", respectively. The Company may elect to list any series of Preferred Stock, Depositary Shares or Warrants on an exchange, but it is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Offered Securities.

    Under agreements the Company may enter into, underwriters, dealers, and agents who participate in the distribution of Offered Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

    The legality of the Offered Securities will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. The Honorable James R. Thompson, a partner in Winston & Strawn, is a director of the Company.

                                    EXPERTS

    The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, the statements of revenue and certain expenses of Grove City Factory Shops and the JMJ Acquired Properties for the year ended December 31, 1995 included in the Company's Current Report on Form 8-K filed November 1, 1996, as amended by Form 8-K/A filed December 31, 1996 and Form 8-K/A-2 filed January 30, 1997, and the statements of revenue and certain expenses of the Benderson Acquired Properties and Buckeye Factory Shops Limited Partnership for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K filed August 8, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
                   PROSPECTUS SUPPLEMENT
The Company.....................................        S-2
Recent Developments.............................        S-2
Business and Properties.........................        S-6
Growth and Financing Strategies.................       S-11
The Offering....................................       S-12
Distribution Policy.............................       S-13
Selected Financial Data.........................       S-13
Use of Proceeds.................................       S-15
Capitalization..................................       S-16
Price Range of Common Stock and Distribution
  History.......................................       S-17
Underwriting....................................       S-18
Legal Matters...................................       S-19
Experts.........................................       S-19
                        PROSPECTUS
Available Information...........................          2
Incorporation of Certain Documents by
  Reference.....................................          2
The Company.....................................          3
Risk Factors....................................          4
Use of Proceeds.................................         10
Excess of Combined Fixed Charges and Preferred
  Stock Dividends Over Earnings.................         10
General Description of the Offered Securities...         10
Description of Preferred Stock..................         10
Description of Depositary Shares................         18
Description of Common Stock.....................         21
Description of the Warrants to Purchase Common
  Stock or Preferred Stock......................         25
Certain Federal Income Tax
  Considerations................................         26
Plan of Distribution............................         41
Legal Opinions..................................         42
Experts.........................................         42

                               10,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                         MORGAN KEEGAN & COMPANY, INC.
                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                                AUGUST 27, 1997

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